Exhibit 99.(A)(7)
Appraisal Report
Belk, Inc.
Fair Market Value of
Common Stock Shares of
Belk, Inc.
as of February 2, 2008
Prepared by
Willamette Management Associates
Curtis R. Kimball, CFA, ASA
Managing Director
David P. Burdette
Associate

April 23, 2008
Mr. Ralph Pitts
Belk Incorporated
2808 West Tyvola Road
Charlotte, North Carolina 28217
Dear Mr. Pitts:
Pursuant to your request, we conducted a valuation analysis of Belk, Inc. common stock (“Belk” or the “Company”). The results of our analysis are summarized in this introduction letter and set forth in detail in the attached valuation report.
Objective and Purpose of the Appraisal
The objective of the appraisal is to estimate the fair market value of nonmarketable, minority interest blocks of common stock of Belk as of February 2, 2008. The purpose of this appraisal is to arrive at an independent opinion of fair market value of the subject common stock interest for income tax, gift tax, and corporate planning purposes. Our analysis was conducted for these purposes only. No other purpose is intended or should be inferred. Further, we understand that this opinion may be referenced in communications to certain shareholders and in shareholders’ tax filings.
Definition and Premise of Value
The standard of value used in this analysis is of fair market value. For purposes of our valuation analysis, fair market value is considered to represent a value, expressed in cash or its equivalent, at which a willing seller and a willing buyer, both being informed of the relevant facts about the business, could reasonably conduct a transaction, neither person acting under compulsion to do so.
We considered the Internal Revenue Service’s Revenue Ruling 59—60, which outlines and reviews the general approaches, methods, and factors to be considered in the valuation of the capital stock of closely held companies and thinly traded public corporations.
Our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk and its constituent lines of business will continue to operate as an income producing entity. In our opinion, this premise of value represents the highest and best use of the subject security.

Mr. Ralph Pitts
Belk, Inc.
April 23, 2008
Basis of Value
We appraised Belk on a nonmarketable minority interest basis. A minority interest lacks the relative ability to control an entity’s operating, investing, and financing decisions. A nonmarketable interest cannot be sold in a public market, nor can it be sold quickly, with price certainty, or without incurring relatively significant transaction risks and costs.
During our analysis we were provided with certain audited and unaudited financial and operational data with respect to Belk. This data was both historical and prospective in nature. We relied on this data as fairly presenting the Company’s results of operations and financial position. We have not audited this data as part of our analysis. Therefore, we express no opinion or other form of assurance regarding this data.
We arrived at indications of value through generally accepted valuation approaches. Our valuation analysis is summarized below and described in additional detail in the attached valuation report.
In our analysis of Belk common stock, we specifically relied on (1) the income approach and the discounted cash flow method and (2) the market approach and the guideline publicly traded company method and the previous transaction method.
Our final conclusion of value is based upon consideration of each of these methods, as well as the application of valuation adjustments, to reflect the lack of marketability inherent to a minority interest investment in the Company’s closely held common stock.
Valuation Procedures and Analysis
Our analyses, opinions, and conclusions were developed under, and this report was prepared in conformance with, the Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation.
We reviewed and analyzed certain information and data provided to us by the Company and its advisors, including, but not limited to, audited and unaudited financial information, company-specific information, and other documents. We conducted a physical examination of Belk’s headquarters. We interviewed Company management and its advisors. We assume the accuracy and completeness of this information and of other internal data provided to us, as well as other publicly available information and data upon which we relied.
Valuation Synthesis and Conclusion
Based upon our analysis and in our independent professional opinion, the fair market value of the common stock of Belk, on a nonmarketable, minority interest basis, based on 49,569,155 shares outstanding, as of February 2, 2008, was:
$1,268,422,200
Or
$25.60 per share.

Mr. Ralph Pitts
Belk, Inc.
April 23, 2008
In accordance with the guidelines of the American Society of Appraisers, we are independent of Belk and have no current or proposed financial interest in the assets subject to our analysis. Our fee for this valuation analysis is in no way contingent upon the conclusions reached.
A summary appraisal delineating the scope, analyses and conclusions of this opinion follows. Our individual methods and procedures are summarized in the exhibits that are presented following the narrative appraisal report. The accompanying appraisal certification statement of contingent and limiting conditions and qualifications of the principal analyst are integral parts of this opinion
Very truly yours,
Willamette Management Associates
Curtis R. Kimball, CFA, ASA
Managing Director

Belk, Inc.
FAIR MARKET VALUE OF
THE COMMON STOCK SHARES OF
BELK, INC.
AS OF FEBRUARY 2, 2008
TABLE OF CONTENTS

I. Introduction	1

II. Description and Analysis of Belk, Inc.	3
History and Description of Belk	3
Capitalization and Equity Ownership	4
Tender Offer	4
Financial Statement Analysis	5
Balance Sheets	5
Income Statements	6
Financial and Operating Ratios	6
Financial Statement Adjustments	7
Summary of Positive and Negative Factors	8
Positive Factors	8
Negative Factors	9

III. Identification of Guideline Companies	11
Overview	11
Descriptions of Selected Companies	11
The Bon — Ton Stores, Inc.	11
Dillards, Inc.	11
Kohls, Inc.	12
Gottschalks, Inc.	12
Nordstrom, Inc.	12
J.C. Penney, Inc.	12
Target, Inc.	13
Saks, Inc.	13
Stein Mart, Inc.	13
Macy’s Inc.	14

IV. Valuation Analysis	15
The Market Approach	15
Valuation Theory and Methodology: The Guideline Publicly Traded Company Method	16
Valuation Theory and Methodology: The Previous Share Transaction Method	18
Income Approach	19
Discounted Cash Flow Method	20
DCF Method Calculations	23
The Asset-Based Approach	24

V. Valuation Synthesis and Conclusion	25
Indicated Equity Value —DCF and GPC Methods	25
Indicated Equity Value — Previous Transactions Method	25
Conclusion	25

Belk, Inc.
FAIR MARKET VALUE OF
THE COMMON STOCK SHARES OF
BELK, INC.
AS OF FEBRUARY 2, 2008
TABLE OF CONTENTS
Appendix A. Exhibits
Appendix B. Industry Overview
Appendix C. U.S. Economic Outlook
Appendix D. Discounts for Lack of Marketability
Appendix E. Statement of Contingent and Limiting Conditions
Appendix F. Appraisal Certification
Appendix G. Qualifications of the Analysts

Belk, Inc.	Page 1
I. Introduction
We conducted a valuation analysis of Belk, Inc. common stock (“Belk” or the “Company”). The results of our analysis are set forth in detail in this valuation report.
Objective and Purpose of the Appraisal
The objective of the appraisal is to estimate the fair market value of nonmarketable, minority interest blocks of common stock of Belk as of February 2, 2008. The purpose of this appraisal is to arrive at an independent opinion of fair market value of the subject common stock interest for income tax, gift tax, and corporate planning purposes. Our analysis was conducted for these purposes only. No other purpose is intended or should be inferred. Further, we understand that this report may be referenced in communications to certain shareholders and in shareholders’ tax filings.
Definition and Premise of Value
The standard of value used in this analysis is of fair market value. For purposes of our valuation analysis, fair market value is considered to represent a value, expressed in cash or its equivalent, at which a willing seller and a willing buyer, both being informed of the relevant facts about the business, could reasonably conduct a transaction, neither person acting under compulsion to do so.
We considered the Internal Revenue Service’s Revenue Ruling 59—60, which outlines and reviews the general approaches, methods, and factors to be considered in the valuation of the capital stock of closely held companies and thinly traded public corporations.
Our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk and its constituent lines of business will continue to operate as an income producing entity. In our opinion, this premise of value represents the highest and best use of the subject security.
Sources of Information
During the course of our work, we obtained audited and unaudited financial information for Belk available prior to the valuation date and for the previous five years. Other internal data regarding the Company and its activities were obtained from Company management at our request. Curt Kimball and David Burdette, Managing Director and Associate of Willamette Management Associates, respectively, interviewed Belk management and visited the Company headquarters in Charlotte, North Carolina.

Belk, Inc.	Page 2
We assume the accuracy and completeness of the financial and operational information and of other internal data provided to us, as well as all other publicly available information and data upon which we relied. Information supplied by the Company has been accepted without further verification, unless otherwise noted in our analysis.
We have not audited these data as part of our valuation analysis. Therefore, we express no opinion or other form of assurance regarding these data; as such work was beyond the scope of our appraisal engagement.
Economic, industry and financial market data were obtained by us from various public and private sources and databases that we deem, but do not guarantee, to be reliable. A complete listing of all the data and documents relied upon in our analysis is beyond the scope of this report. However, some of the more critical data and documents include the following:
•	Audited Financial Statements, 2004 — 2007
•	Management interviews
•	Management financial projections 2009 — 2011
•	Interim, unaudited financial data for the latest twelve months ended February 2, 2008

Belk, Inc.	Page 3
II. Description and Analysis of Belk, Inc.
History and Description of Belk1
Belk got its start when 26-year-old William Henry Belk opened a small bargain store in Monroe, N.C., on May 29, 1888. The store measured only 22 by 70 feet, about 1,500 square feet total. Mr. Belk called it the New York Racket, as he thought it made the store sound big and would attract business. Mr. Belk started with $750 in savings, a $500, 10.0 percent interest loan from a local widow and about $3,000 worth of goods taken on consignment from a bankrupt store. In less than seven months, he had paid off his debts and netted a $3,300 profit.
Mr. Belk introduced some radically new retailing ideas for those times. He bought large quantities of goods for cash and sold for cash at a low mark-up. Further, all merchandise was clearly marked with its retail price and therefore no haggling and customers could return any merchandise purchased if they were not completely satisfied. These innovative ideas helped the Belk stores succeed and grow.
In 1891, William Henry Belk persuaded his brother, Dr. John Belk, to leave the medical profession and become a partner in the Monroe store, beginning a remarkable 37-year business association. The company became Belk Brothers Company.
The brothers opened a second store in 1893 in Chester, S.C., and a third in 1894 in Union, S.C. In 1895, William Henry Belk left the Monroe store to open the company’s fourth store in Charlotte, N.C. Dr. John Belk continued to manage the Monroe store until his death in 1928. William Henry Belk headed the Belk stores until his death at age 89 in 1952.
At present, Belk is privately owned and operated under third generation Belk family leadership. Thomas M. (Tim) Belk, Jr. is chairman of the board and chief executive officer, H.W. McKay Belk is president and chief merchandising officer and John R. (Johnny) Belk is president and chief operating officer.
Today, Belk operates approximately 276 retail department stores in 16 states, primarily in the Southeastern United States. Belk is largest privately held department store in the United States. The children and other descendants of founder William Henry Belk and his brother, Dr. John M. Belk, own the majority of the Company stock.

[1]	www.belk.com and Company documents

Belk, Inc.	Page 4
Belk sells top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities. The Company is headquartered in Charlotte, North Carolina.
The Company completed an acquisition of 22 Proffitt’s stores and 25 McRae’s stores from Saks Incorporated effective July 3, 2005. The Proffitt’s and McRae’s stores are regional department stores located in 11 of the 14 Southeastern states in which Belk currently has operations.
In October 2006, Belk completed a purchase transaction with Saks Incorporated for the acquisition of Parisian department stores located throughout nine Southeastern and Midwestern states. Belk paid $285 million in cash for Parisian, which includes real and personal property, operating leases and inventory of 38 Parisian stores. Parisian generated total revenue of approximately $723 million in 2005.
Capitalization and Equity Ownership
In May 1998, Belk completed a merger of 112 individual operating companies into a single collective ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new company in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.
The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the subject valuation date, only a very minor fraction of the shares had undergone such a conversion. For the purposes of this analysis, from a minority interest standpoint, we have grouped the shares together and considered them to be equal from a valuation perspective as there is no discernable difference in value.
Tender Offer
On April 17, 2006, the Company announced an offer (the “offer”) to purchase up to 2,600,000 shares of Class A and Class B common stock, $0.01 par value per share. Belk offered to purchase these shares at a price of $19.00 per share net to the seller in cash, without interest, subjected to the terms and conditions set forth in the official Offer to Purchase documents. On May 19, 2006, the Company tendered 2,057,757 shares for $39,097,383.

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The purpose of the offer is part of a plan intended to enhance stockholder value and provide liquidity for stockholders. From discussions with management, Belk plans to periodically tender shares as a method to add value to stockholders by providing liquidity. However, Company management has indicated that such offers are not routine, and the Board of Directors may or may not tender shares. According to Company management, the Board of Directors will, from time to time, consider tendering shares if and only if certain benchmarks and profitability is achieved.
Financial Statement Analysis
An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.
Balance Sheets
Belk’s balance sheets as of or near February 3, 2004 through 2008 are incorporated in Exhibit 2 in Appendix A.
•	The Company’s total assets increased from $1.7 billion as of February 3, 2004 to $2.9 billion as of February 3, 2008. This increase is primarily due to the acquisitions of Proffitt’s and McRae’s and Parisian stores.
•	Net fixed assets represented 43.8 percent of total assets as of February 2, 2008 and accounted for the largest portion of total assets; the second-largest portion of total assets was current assets, which was 42.9 percent. The largest portion of current assets as of February 2, 2008 was inventory, which totaled approximately $932 million, or 32.7 percent of total assets.
•	Other assets including goodwill, prepaid pension costs, investment securities, and other non-current assets, totaled $379 million, or 13.3 percent of total assets as of February 2, 2008.
•	Current liabilities increased from $306 million as of February 3, 2004 to $465 million as of February 3, 2008 due mainly to increases in accrued expenses and accounts payable associated with the Company’s acquisitions. As of February 2, 2008, total current liabilities were 23.4 percent of total liabilities and stockholders’ equity.

Belk, Inc.	Page 6
•	Long-term debt increased from $300.6 million as of February 3, 2004 to $717.7 million as of February 3, 2008. This figure increased primarily to the acquisition related to the Proffitt’s and McRae’s stores, as well as the Parisian acquisition.
•	Total stockholders’ equity increased from $969 million as of February 3, 2004 to $1.4 billion as of February 3, 2008. As of February 2, 2008, total stockholders’ equity was 43.1 percent of total liabilities and stockholders’ equity.
Income Statements
Belk’s income statements for the fiscal years ending on or near February 3, 2004 through the year ended 2008 are incorporated in Exhibit 3.
•	Net revenue increased over the period analyzed, from $2.3 billion to $3.8 billion for the years ended February 3, 2004 and February 3, 2008, respectively. The increase in revenue resulted primarily from a gain in comparable store sales and added sales from Parisian stores and new stores opened during the past two years.
•	Gross profit decreased over the period analyzed, from 33.5 percent for the year ended February 3, 2004 to 31.0 percent for the year ended February 3, 2008. Gross profit margin for the year ended February 3, 2008 totaled approximately $1.2 billion.
•	Operating margins decreased over the period analyzed, from 8.5 percent for fiscal year end February 3, 2004 to 5.2 percent for the year ended February 3, 2008. For the year ended February 3, 2007, operating income totaled approximately $323.7 million.
•	Belk’s net income decreased from $111.5 million, or 4.9 percent of revenue for the year ended February 3, 2004 to $97.3 million, or 2.5 percent of revenue for fiscal year end February 2, 2008. The decrease was due primarily to lower margin rates resulting from increased markdowns associated with the Parisian transition and a downturn in customer spending during the period, and acquisition-related integration costs and interest expense.
Financial and Operating Ratios
Exhibit 5 presents a summary of selected financial and operating ratios for Belk for the fiscal years ended February 3, 2004 through the year ended February 3, 2008.

Belk, Inc.	Page 7
•	Liquidity ratios demonstrate the ability of a company to meet its current obligations. Belk’s current ratio decreased during the period analyzed, from 3.2x in 2004 to 2.6x in 2008. The quick ratio (sometimes called the ‘acid test’ ratio) is often considered better and more reliable than other liquidity ratios for indicating the true ability of the subject company to meet its current obligations because it only considers the most liquid assets (cash and receivables). Belk’s quick ratio also decreased during the same period, from 1.6x in 2004 to 0.6x in 2008.
•	Working capital is a measure of the margin of protection for current creditors. Belk’s operating working capital decreased from $589.1 million in fiscal year 2003 to $513.2 million in 2007.
•	Activity ratios indicate how efficiently a company is utilizing its assets. Belk’s receivables turnover ratio increased over the period analyzed, ranging from a low of 7.0x in fiscal year 2004 to 60.0x as of February 3, 2008. There was a high of 75.5x in the fiscal year 2007.
•	Profitability ratios are calculated in order to measure Belk’s ability to generate income and cash flow. The Company’s operating margins both before and after depreciation decreased over the period analyzed. Operating margins before and after depreciation went from 12.5 and 8.5 percent respectively for the year ended February 2, 2004 to 9.4 and 5.2 percent respectively for the year ended February 3, 2008.
•	Highly leveraged companies are more vulnerable to business downturns than those with lower leverage. The interest expense coverage ratios measure the amount by which earnings could decline without impairing a company’s ability to meet its fixed interest payments. Belk’s interest coverage before taxes decreased from 5.6x in fiscal year 2004 to 3.4x for the fiscal year ended February 3, 2008.
Financial Statement Adjustments
Investment return is determined by future cash flows. Expectations about a company’s business activity, its revenue and operating returns, as measured by earnings and cash flow, are critical to assessing the value of Belk and, hence, its common stock. If Belk’s operations have changed substantially over time in ways that make prior financial data less useful for determining present and prospective earning power, then it becomes necessary to adjust Belk’s income statement to account for these changes.
We made several adjustments to the operating data of Belk because we determined that these expense/income items understate/overstate the normal operations of the Company. These adjustments are shown in Exhibit 4, and described as follows:

Belk, Inc.	Page 8
•	Non-recurring impairment of long-lived assets was added back to earnings in fiscal years 2005, 2006, 2007 and 2008.
•	Gains/losses on the sale of assets were subtracted/added back each year because it is an expense that is not associated with the normal operations of the business.
•	Hurricane losses were added back to earnings in fiscal year 2006 as this is not expected to be a recurring expense.
•	Pension curtailment was added back in fiscal years 2006 and 2007 because we deemed this to not be associated with the normal operations of the business.
•	Restructuring charges were added back to earnings in fiscal year 2004, and subtracted from earnings in fiscal year 2006 because we deemed this not to be associated with the normal operations of the business.
Summary of Positive and Negative Factors
Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this report. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:
Positive Factors
•	Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, N.C. Today, there are approximately 276 Belk stores in over 16 states (primarily in the Southeast), indicating solid growth and stability over the years.
•	In July 2005, Belk acquired 47 Proffitt’s and McRae’s department stores, which gave the Company a stronger concentration in its current market, as well as introducing the brand to new markets. In March 2006, all Proffitt’s and McRae’s stores converted to the Belk name and brand.

Belk, Inc.	Page 9
•	In late 2005, Belk sold its proprietary credit card business and related accounts receivable to GE Consumer Finance. The transaction included the launch of a long-term strategic alliance between the companies whereby GE Consumer Finance will provide ongoing marketing and credit card services to Belk in order to leverage the performance of the Company’s credit card business.
•	In late 2005, Belk arranged the sale and lease-back of part of its headquarters building, thus monetizing a non-core asset.
•	In October 2006, Belk completed the purchase of Parisian department stores. The transaction netted Belk 38 new stores and the Company believes the purchase will strengthen their competitive advantage in key markets and substantially expand the customer base. Belk managed to retain the key employees of the shoe department, which was Parisian’s top-performing department. The Company hopes it can continue to successfully operate the department and utilize synergies in the existing Belk shoe departments.
•	In the summer of 2006, Belk purchased the assets of Migerobe, Inc and began operating its own fine jewelry departments.
Negative Factors
•	The retail industry in which Belk operates is experiencing very intense competitive pressures from discounters, e-commerce and specialty stores. Further industry pressures are discussed in detail in Appendix B of this report.
•	Belk faces significant competition within the department store sub-industry from larger and faster growing competitors. For example, Kohl’s stated that it expected total sales growth of 9 to 11 percent and comparable store sales growth of 2 to 4 percent; each of these factors is significantly higher than Belk’s forecasts. Further, according to Standard and Poor’s2, J.C. Penney is viewed as the leading mall-based family department store operator and Kohl’s as the dominate off-mall player. Both of these companies have expansive national footprints that place them in direct competition not only with each other, but also with Macy’s and Belk.

Belk, Inc.	Page 10
•	Although the Company has a ticker symbol and is scarcely traded over-the-counter, no public trading market of any significant depth or substance has developed for Belk’s stock. This is clearly evidenced by the scarcity of trades as shown on Exhibit 12 in Appendix A of this report.
•	Belk took on an extensive amount of debt in order to acquire the 47 Proffitt’s and McRae’s department stores. This was the first major acquisition for the current management team at Belk. Although off to a promising start, the long-run ability of the Company to fully integrate acquisitions has not yet been conclusively demonstrated and significant risks remain.
•	Belk purchased several Parisian department stores in October 2006. Parisian is a specialty department store, with a different business model and more upscale products than those traditionally offered by Belk. Belk is faced with the challenge of successfully integrating Parisian stores under the Belk name, while retaining loyal Parisian customers. Belk has yet to prove that it can successfully integrate the Parisian culture and clientele to their business model.
•	Although revenue increased, Belk was unable to carry profits to the bottom line. For the fiscal year ended February 2, 2008, Belk reported net income of $97.3 million compared to $181.9 million for the prior-year period. The decrease was due to a decrease in gross margin as a result of taking accelerated markdowns in response to unseasonable weather and a softening sales environment during the period, higher interest expense, and gains in the prior period related to the sale of investments and property insurance settlements resulting from Hurricane Katrina.

[2]	Standard & Poor’s Industry Surveys. “Retailing: General.” May 17, 2007.

Belk, Inc.	Page 11
III. Identification of Guideline Companies
Overview
The purpose of compiling guideline company statistics is to develop value measures based on prices at which stocks of similar companies are trading in a public market. The value derived from this method is a marketable, minority ownership interest, with the assumption that it is a going concern business. The first step in finding such “guideline companies” is to identify the most appropriate Standard Industrial Classification (SIC) code. Belk most closely resembles companies in the following SIC code:
•	SIC 5311: Department Stores
Descriptions of Selected Companies
Our SIC search uncovered several companies we narrowed this list to ten companies that were the most applicable. The following is a description of these companies.
The Bon — Ton Stores, Inc.
The Bon-Ton Stores, Inc., through its subsidiaries, operates departmental stores in mid-size and metropolitan markets of the United States. The company’s stores offer fashion apparel and accessories for women, men, and children, as well as provide footwear, cosmetics, home furnishings, intimate apparel, and juniors’ apparel. As of October 4, 2007, it operated over 279 stores in 23 states in the Northeast, Midwest, and upper Great Plains. The company operates stores under various names, including Bon-Ton, Bergner’s, Boston Store, Carson Pirie Scott, Elder-Beerman, Herberger’s, and Younkers. The company was founded in 1898 and is headquartered in York, Pennsylvania.
Dillards, Inc.
Dillard’s, Inc. operates retail department stores primarily in the southeastern, southwestern, and Midwestern areas of the United States. It offers a selection of merchandise, including fashion apparel for women, men, and children. The company also provides accessories, cosmetics, home furnishings, and other consumer goods. It provides its products and services through its Dillards stores located in suburban shopping malls and open-air lifestyle centers, as well as through its Web site, dillards.com. As of February 3, 2007, it operated 328 retail department stores in 29 states in the United States. Dillard’s, Inc. was founded in 1938 and is based in Little Rock, Arkansas.

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Kohls, Inc.
Kohl’s Corporation operates family-oriented department stores in the United States. The company’s stores offer apparel, accessories, and footwear for women, men, and children; soft home products, such as towels, sheets, and pillows; and house wares. As of December 31, 2007, it operated 929 stores in 47 states. The company was founded in 1962 and is headquartered in Menomonee Falls, Wisconsin.
Gottschalks, Inc.
Gottschalks, Inc. operates as a department and specialty store chain in the western United States. Its department stores offer a range of brand-name and private-label merchandise, including apparel for men, women, junior, and children; cosmetics, shoes, fine jewelry, and accessories; and home furnishings, including china, housewares, domestics, small electric appliances, furniture, and mattresses. Its department stores are located in regional shopping malls and strip centers. The company also sells its merchandise through mail orders. As of August 4, 2007, it operated approximately 59 department stores in 6 western states, including 38 in California, 8 in Washington, 5 in Alaska, 4 in Oregon, 2 in Nevada, and 2 in Idaho, as well as operated 4 specialty apparel stores. Gottschalks was founded in 1904 and is headquartered in Fresno, California.
Nordstrom, Inc.
Nordstrom, Inc. operates as a fashion specialty retailer in the United States. It sells apparel, shoes, cosmetics, and accessories through Nordstrom, Nordstrom Rack, and Last Chance retail stores, as well as through its Web site at www.nordstrom.com and catalogs. The company, through its federal savings bank, offers a private label card, two co-branded Nordstrom VISA credit cards, and a debit card for Nordstrom purchases. Nordstrom also operates boutiques, which serves as a wholesaler and retailer of men’s, women’s, and boys’ apparel and accessories with distribution to approximately 45 countries. As of August 4, 2007, it operated approximately 100 full-line stores, 51 Nordstrom Racks, 2 Jeffrey boutiques, 1 freestanding shoe store, and 2 clearance stores in 28 states in the United States. The company was founded in 1901 and is based in Seattle, Washington.
J.C. Penney, Inc.
J.C. Penney Company, Inc., through its subsidiary, J.C. Penney Corporation, Inc., sells merchandise and services to customers through its department stores and catalog and Internet channels. It markets family

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apparel, jewelry, shoes, accessories, and home furnishings. The company’s department stores also provide salon, optical, portrait photography, and custom decorating services. As of August 4, 2007, Penney Corporation operated approximately 1,067 department stores in the United States and Puerto Rico. It also owns and operates 4 Internet/catalog fulfillment centers and 3 regional warehouses. The company was founded in 1902 and is based in Plano, Texas.
Target, Inc.
Target Corporation engages in the operation of general merchandise and food discount stores in the United States. It offers an assortment of general merchandise, including consumables and commodities; electronics, entertainment, sporting goods, and toys; apparel and accessories; and home furnishings and decor; as well as a line of food items. The company operates its stores under Target and SuperTarget brands. It also serves its customers through online. The company distributes its products through a network of distribution centers and import warehouses. As of May 4, 2007, the company operated 1,502 stores in 47 states and 182 SuperTarget stores in 21 states, as well as 25 distribution centers and 4 import centers. Target Corporation was founded in 1902 and is headquartered in Minneapolis, Minnesota.
Saks, Inc.
Saks Incorporated and its subsidiaries operate department stores in the United States. It operates stores under the brand names of Saks Fifth Avenue, Off Fifth, and Club Libby Lu. The company’s stores offer apparel, shoes, accessories, jewelry, cosmetics, gifts, and decorative home furnishings. As of February 3, 2007, Saks Incorporated operated 54 Saks Fifth Avenue stores, 49 Off Fifth stores, and 87 Club Libby Lu specialty stores. The company was founded in 1919 and is based in New York, New York.
Stein Mart, Inc.
Stein Mart, Inc. operates retail stores that offer fashion merchandise in the United States. It primarily offers branded apparel for women and men, as well as accessories, gifts, linen, and shoes. As of August 6, 2007, Stein Mart operated 271 stores in 30 states and the District of Columbia. The company was founded in 1908 and is headquartered in Jacksonville, Florida.

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Macy’s Inc.
Macy’s, Inc., through its subsidiaries, operates department stores in the United States. Its retail stores sell a range of merchandise, including men’s, women’s, and children’s apparel and accessories, cosmetics, home furnishings, and other consumer goods. As of February 3, 2007, the company operated approximately 850 retail stores in 45 states, the District of Columbia, Guam, and Puerto Rico under the names Macy’s and Bloomingdale’s. It also conducts electronic commerce and direct-to-customer mail catalog businesses under the names macys.com’, bloomingdales.com, and Bloomingdale’s By Mail. In addition, the company offers an online bridal registry to customers. The company was founded in 1929. It was formerly known as Federated Department Stores, Inc. and changed its name to Macy’s, Inc. in June 2007. Macy’s, Inc. is based in Cincinnati, Ohio.

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IV. Valuation Analysis
In general, the techniques, rules, and factors outlined in Revenue Ruling 59—60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.
While the specific titles of these three approaches may vary, the generic names are as follows:
•	The market approach,

•	The income approach, and

•	The asset-based approach.
In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position and its outlook; (2) the general and relevant economic conditions prevailing at the valuation date; and (3) the conditions and outlook for the industry as of the valuation date.
After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income-based approaches.
We were unable to derive any meaningful indications of value from the asset-based approach because as an operating company, the value of Belk’s assets is most accurately represented by their ability to generate earnings. Therefore, the value of the Company’s assets is best estimated through the selected market and income-based approaches.
The Market Approach
In the valuation of Belk, we employed two separate methods under the market approach. They are: the guideline publicly traded company method, and the previous share transaction method. The following section outlines the theory and methodology, the calculations of, and the conclusions of the two methods under the market approach.

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Valuation Theory and Methodology: The Guideline Publicly Traded Company Method
It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to ‘guideline’ publicly traded companies is the basis of the guideline method.
The key steps to the guideline publicly traded company method are:
1.	the identification of a set of guideline publicly traded companies;

2.	the calculation of market pricing multiples based upon the guideline companies’ quoted trading prices and financial fundamentals;

3.	the selection of appropriate market pricing multiples to be applied to the subject company’s financial fundamentals;

4.	the calculation of one or more indications of value for the subject company based upon the application of the selected market pricing multiples;

5.	the selection of the relative emphasis to be placed on each of the resulting indications of value; and

6.	the estimation of an overall indication of value from this method.
Since the market pricing multiples used in this method are based on minority transactions in the public markets, the resulting indications of value are on a minority interest basis. Because we valued Belk on a minority interest, it was unnecessary to make adjustments for control using this method.
We used a debt-free method in our guideline publicly traded company analysis. Debt-free valuation methods are commonly used in the valuation of closely held companies in order to minimize capital structure differences between a subject company and the guideline companies. The greater the differences between the companies’ capital structures, the more useful it is to use debt-free valuation methods.
Since these methods are based on economic cash flows that accrue to both debt and equity shareholders, they result in indications of value for a subject company’s total capital. For purposes of our analysis we refer to total capital as the market value of invested capital (“MVIC”), which is typically defined as follows:

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            Market value of short-term interest-bearing debt
+          Market value of long-term interest-bearing debt, including capitalized leases
+          Market value of preferred stock outstanding
+          Market value of common stock outstanding
=          Market value of invested capital
Since MVIC includes the value of both debt and equity, the market value of interest-bearing debt must be subtracted from MVIC in order to arrive at the indicated value of stockholders’ equity. As of February 2, 2008, interest-bearing debt, net of cash and investments was approximately $530.9 million.
We considered the following debt-free market pricing multiples in our guideline publicly traded company method analysis:
1.	MVIC/Earnings before interest, taxes, depreciation, and amortization (EBITDA);

2.	MVIC/Earnings before interest and taxes (EBIT);

3.	MVIC/Revenue;

4.	MVIC/Debt Free Net Income (DFNI); and

5.	MVIC/Debt Free Cash Flow (DFCF).
We considered these market pricing multiples based on two historical time periods; the latest 12-month period ending February 2, 2008 (the “LTM period”) and a three-year historical average.
Exhibit 10 presents a summary of (1) Belk’s financial fundamentals, (2) the range of market pricing multiples calculated for the guideline companies, (3) the guideline public company pricing multiples selected to be applied to Belk’s financial fundamentals, (4) the resulting indications of value, and (5) the overall indication of value resulting from the guideline publicly traded company method.
Exhibits 11(A) through 11(I) present the calculation of the selected market pricing multiples for the guideline companies as well as certain underlying financial information.
The selected adjusted GLC multiples were based upon consideration of differences in growth, size, risk, and profitability of the guideline companies relative to Belk. Exhibit 10 summarizes the selection of the debt-free market pricing multiples as applied to Belk. In our opinion, a hypothetical willing buyer would select multiples between the low and median indications. Further, it is in our opinion that a hypothetical willing buyer would place more weight to the latest twelve months period than to the three-year historical

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average period. Accordingly, we weighted 60 percent to the latest twelve month period and 40 percent to the three-year historical average.
We placed greater emphasis on the latest twelve months period because Belk underwent significant changes during the three-year historical period that were not experienced by the guideline companies. For example, from 2005 to 2006, Belk uncharacteristically experienced the multiple, simultaneous acquisitions of Migerobe, Proffitt’s and McRae’s, and Parisian. For these reasons, it is our opinion that a hypothetical willing buyer would place more weight on the most recent twelve months data as opposed to the three-year period because fiscal years 2005 and 2006 were considered atypical performing years for Belk.
As shown in Exhibit 10, the application of the selected debt-free market pricing multiples resulted in an indicated value for Belk’s MVIC of approximately $2 billion. In order to arrive at the indicated value of equity, it is necessary to subtract the interest-bearing debt. After subtracting the interest-bearing debt (net of cash and investments) of $530.9 million, the indicated market value of equity on a marketable, minority interest basis was approximately $1.5 billion.
Valuation Theory and Methodology: The Previous Share Transaction Method
The objective of our analysis is to estimate the fair market value of minority ownership interests in Belk. As part of our consideration of the value of the shares, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.
Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. One must also consider all of the terms of the transaction.
Belk shares do not trade on any organized securities market. Shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stock broker in Charlotte who

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from time to time is able to match buyers and sellers. Because the trades are arranged by the broker as an intermediary, Belk shares have recently been assigned NASD trading symbols (for Class A and B shares) in the over-the-counter market under the ticker symbol “BLKIA” and BLKIB,” reflecting the Class A and B shares, respectively.
We compiled a list of share transactions over the previous three and a half years and constructed a point graph illustrating the pricing trend over the period (See Exhibits 12 and 13). Based upon the known terms of the transactions, and the timeliness of the most recent trades, there is evidence to suggest a normative value of $30.50 per privately-marketable share.
Income Approach
The income approach is based on the premise that the value of a company is equal to the present value of all the future expected economic income to be derived by the company’s shareholders.
All of the different income approach methods may be broadly categorized into the following:
1.	those that rely on direct capitalization, and

2.	those that rely on yield capitalization.
In direct capitalization analysis, the analyst estimates the appropriate measure of economic income for one period (i.e., one period future to the valuation date) and divides that measure by an appropriate in-vestment rate of return, or capitalization rate.
In yield capitalization analysis, the analyst projects the appropriate measure of economic income for several discrete time periods into the future. The projection of the prospective economic income is converted into a present value by the use of a present value discount rate, which is the investor’s rate of return or yield rate over the expected term of the economic income projection.
Company management provided us with financial projections for the fiscal years 2009 through 2011. Accordingly, we utilized the yield capitalization analysis. Specifically, we utilized the discounted cash flow method, as summarized in the succeeding paragraphs.

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Discounted Cash Flow Method
The discounted cash flow (“DCF”) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is so critical to the investment decision process.
The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenue, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.
Projected Financial Statements
The first step in the DCF method is to develop reasonable projections of income for Belk. The projections were provided by Belk’s management team. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance in light of its historical performance and current expectations for the industry. Belk’s projected income statements are depicted on Exhibit 6.
Estimation of a Present Value Discount Rate
The second step in the DCF method is to estimate a present value discount rate that is appropriate for the Company’s future cash flows. The appropriate discount rate is Belk’s weighted average cost of capital (“WACC”). The WACC represents the weighted average of the cost of each of the components in the capital structure (i.e., debt and equity capital). These capital costs, expressed as required rates of return, are weighted according to an estimate of Belk’s market-value capital structure. The basic formula for computing a company’s after-tax WACC is as follows:

WACC	= (Ke x We) + (Kd[1—t] x Wd), where:

WACC	= Weighed average cost of capital
Ke	= Company’s cost of equity capital
Kd	= Company’s cost of debt capital
We	= Percentage of equity capital in the capital structure
Wd	= Percentage of debt capital in the capital structure

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t	= Company’s effective income tax rate
We estimated the Company’s cost of equity capital using the “build-up” and the adjusted capital asset pricing model (“CAPM”) methods. These methods incorporate various market rates of return and risk premia, including a risk-free rate, a long-term equity risk premium, a small stock risk premium, an industry risk premium, and an unsystematic risk premium. Each of these components is discussed below.
The DCF method is inherently based upon a long-term investment horizon. Therefore, the appropriate risk-free rate is represented by a long-term government security. The yield to maturity of a U.S Treasury bond maturing on or about 20 years after the valuation date is the most appropriate risk-free rate since it best matches the longer-term operating horizon of the subject company. The stated yield on Treasury bonds maturing approximately 20 years from the valuation date was 4.35 percent.
The leading authority on equity risk premiums is Ibbotson Associates. Ibbotson Associates annually publishes a calculation of the long-term equity risk premium. This premium is calculated by subtracting the risk-free rate (20-year Treasury bonds) from the total annual rates of return on common stocks (using the Standard & Poor’s 500 Index as a proxy). According to Ibbotson, the arithmetic mean equity risk premium for the period 1926 through 2006 was approximately 6.35 percent.
Ibbotson Associates also calculates the difference between the total returns of all public companies and returns exhibited by smaller, more thinly capitalized companies. Ibbotson calculates the premiums and are segmented into deciles based on market capitalization. The sixth decile ranges from $1.4 billion to $1.9 billion. Since the publicly traded guideline company method indicates that Belk’s equity value is easily within this range, it is appropriate to use the sixth decile’s size premium. According to the Ibbotson study, the appropriate premium to be applied to Belk reflected an arithmetic mean annual return of approximately 1.67 percent above the overall equity risk premium exhibited by the S&P 500 common stock index.
An additional unsystematic (i.e., company-specific) risk premium is often appropriate to reflect risks specific to an investment in a particular closely held company. An investment in Belk is subject to certain unsystematic risk factors (i.e., risks which are specific to Belk relative to the market as a whole). In our opinion a hypothetical willing buyer would incorporate an incremental risk premium of 5.0 percent. Our build-up method results in an estimated cost of equity capital of approximately 17.5 percent. This represents a reasonable estimate of the rate of return that an informed investor would demand in return for an

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equity investment in the Company. The following table illustrates the cost of equity capital increments and the resulting cost of equity capital conclusion:
Build-up Method

Risk Free Rate [a]	4.35%
+ Long term Equity Risk Premium [b]	6.35%
+ Smaller Stock Risk Premium [c]	1.67%
+ Industry Risk Premium [d]	0.10%

= Market Cost of Equity	12.47%
+ Company-Specific Risk Premium [e]	5.0%

= Concluded Cost of Equity	17.47%

In addition to calculating Belk’s cost of equity capital by the build-up method, we also used the adjusted CAPM to estimate an appropriate equity rate of return. Exhibit 8(C) presents the calculation of the industry beta as based on the ten guideline publicly traded companies. We utilized the pure-play method of calculating beta based on data provided by Bloomberg. Based on this analysis, we determined that the median beta is approximately 1.07. The following table illustrates the cost of equity capital increments and the resulting cost of equity capital conclusion of 17.75 percent:
Capital Asset Pricing Model

Risk Free Rate [a]		4.35%
+ Long term Equity Risk Premium [b]	6.35%
x Industry Beta [f]	1.09

+ Beta Adjusted Equity Risk Premium		6.92%
+ Smaller Stock Risk Premium [c]		1.67%
+ Company-Specific Risk Premium [e]		5.0%

= Concluded Cost of Equity		17.94%

Based on a 17.5 percent cost of equity from the build-up method and a 18 percent cost of equity from the adjusted CAPM, we determined that an appropriate cost of equity for Belk was the average of these two methods, and therefore was approximately 17.7 percent.
We determined Belk’s cost of debt capital to be 6.5 percent based on the average rate on Moody’s seasoned Baa Bonds as of the valuation date. After tax-affecting the pretax cost of debt at the Company’s estimated tax rate of 36.0 percent, we arrived at an after tax cost of debt capital of 4.2 percent.

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The appropriate weights to accord to these costs of capital are the respective percentages of debt and equity in Belk’s capital structure (on a market value basis). From industry analysis, analysis of the guideline publicly traded companies, and from discussion with Company management, we determined a capital structure of 75 percent equity and 25 percent debt. Using the costs of capital estimated above, we determined Belk’s WACC to be approximately 14.3 percent. Our calculation of Belk’s WACC is presented in Exhibit 8.
DCF Method Calculations
The variables essential to our analysis, and the calculations of our DCF analysis, are outlined below.
Projections of Cash Flow
An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations, and (2) the investment objectives of the ownership interest.
The Company’s projected financial statements are presented in Exhibit 6. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance in light of its historical performance and current expectations for the industry.
Cash Flow Measure
For purposes of our analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements. This is often referred to as net cash flow (‘NCF’) and is typically calculated as follows:

Earnings before Interest and taxes (EBIT)
- Taxes (assumed to be at 36 percent)
+ Depreciation and Amortization
- Capital Expenditures
- Operating Working Capital Additions
= Net Cash Flow to Invested Capital (NCF)

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We calculated the Company’s NCF for projected fiscal years 2009 through 2011 based on the projected income statements shown in Exhibit 6. Further, depreciation and amortization and capital expenditures were provided by Company management. From discussions with Company management, we estimated the operating working capital additions based on historical requirements. Our calculations of NCF are presented in Exhibit 9.
Calculation of Present Value
As shown in Exhibit 9, we calculated the present value of the Company’s discrete NCF as $439.4 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to assume that Belk has value beyond projected fiscal year 2011. Therefore, our DCF analysis also incorporates a terminal value.
Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 4.0 percent, based on industry analysis and discussions with Company management. The terminal value was calculated based upon a standard constant growth model. This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $1.4 billion.
By combining the present value of the terminal cash flow with the present value of the discrete cash flows, we arrived at an indication of the Company’s MVIC of approximately $1.9 billion. After subtracting Belk’s interest-bearing debt of approximately $530.9 million, the indicated value of common equity on a marketable minority interest basis is approximately $1.3 billion.
The Asset-Based Approach
We considered the asset-based approach for use in our analysis but did not rely on any of these methods in arriving at our estimate of value. We did not use any asset-based methods primarily because the value of Belk’s assets are best represented by the economic earnings those assets can generate and because of the difficulty inherent in discretely appraising all of Belk’s individual assets and liabilities.

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V. Valuation Synthesis and Conclusion
We arrived at indications of the fair market value of Belk’s equity on a minority, publicly marketable basis through three generally accepted valuation methods: (1) the guideline publicly trade company method; (2) the previous share transaction method; and (3) the discounted cash flow method.
Indicated Equity Value —DCF and GPC Methods
The (1) guideline publicly traded company method and (2) DCF method indicated values are on a marketable, minority interest basis. These two methods were weighted equally to arrive at the publicly marketable common equity value of $1.4 billion. As of the valuation date, Belk reported $8.3 million in swappable debt in excess of face value. This liability must be serviced and therefore is subtracted from the publicly marketable common equity value of Belk. Upon subtraction of the $8.3 million liability, the adjusted publicly marketable common equity value of Belk is approximately $1.4 billion.
As previously noted, the (1) guideline publicly traded company method and (2) DCF method indicated values are on a marketable, minority interest basis. It is necessary to apply a discount for the relative lack of marketability inherent to the shares of Belk (see Appendix D for detailed analysis and discussion). The adjusted publicly marketable common equity value of $1.4 billion is discounted by 15 percent to reflect the lack of marketability. The magnitude of the discount is influenced, in part, by the size of the block of stock being valued and the dividend distribution policy of the firm. Larger blocks of minority stock are usually less marketable than smaller minority blocks due to the reduction in the universe of potential willing buyers.
The indicated equity value for Belk on a privately marketable, minority interest basis, as based on the DCF and guideline publicly traded company method was $1.2 billion.
Indicated Equity Value — Previous Transactions Method
The indicated per share value on a publicly marketable, minority basis was $30.50 based on the most recent transaction. This results in an implied total equity value of $1.5 billion on a nonmarketable, minority interest basis.
Conclusion
We weighted the previous share transaction method by 20 percent and the DCF and the guideline publicly traded company method by 80 percent. The reason for weighting the previous transaction method 20 percent are as follows:

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•	Not all of the transactions can be clearly identified as arm’s-length;

•	The history of the trading indicates that investors tend to follow Willamette Management Associates’ valuations, and therefore trading values tend to be a lagging indicator of value;

•	The stock is thinly and scarcely traded. This calls into question whether there are an adequate number of participants to create reliable fair market values from trading prices;

•	No public securities analysts follow Belk stock; and

•	Over-the-counter market values appear to carry no or virtually no inventory of Belk stock. Therefore, market makers have little or no incentive to price Belk stock correctly for internal purposes.
Upon placing the appropriate weightings, the indicated total equity value on a nonmarketable, minority interest basis, based on the 49,569,155 total shares outstanding, as of February 2, 2008 was:
$1,268,422,200, or $25.60 per share.

Belk, Inc.
Appendix A
Exhibits

Belk, Inc.
Appendix B
Industry Overview

Belk, Inc.
Industry Overview3
Industry Definition
This industry is part of the Retail Trade sector in the US. Operators in this industry retail a broad range of general merchandise including drugs, health and beauty aids, clothing, footwear, accessories, appliances, home furnishings, toys and sporting goods, lawns, garden and automotive equipment, etc. These goods are purchased from domestic (and in some cases international) manufacturers and wholesalers. Operators then retail these goods, through their store, to the general public. The majority of goods supplied by this industry are purchased by consumers with annual income over $53,000. It is important to note that those retailers who operator primarily as furniture stores, floor covering stores, other home furnishing stores, home centers, hardware stores, women’s/men’s/children’s clothing stores, etc are excluded from this industry.
NAICS definition: This industry comprises establishments known as department stores primarily engaged in retailing a wide range of the following new products with no one merchandise line predominating: apparel, furniture, appliances and home furnishings; and selected additional items, such as paint, hardware, toiletries, cosmetics, photographic equipment, jewelry, toys and sporting goods. Merchandise lines are normally arranged in separate departments.
Market Size
The Department Stores industry is part of the General Merchandise Stores Sector. In 2007, IBISWorld estimates that it will account for 38.2% of sector revenue, which will be 0.6 percentage points lower than in 2006. The Department Stores industry is the second biggest General Merchandise industry behind Warehouse Clubs and Superstores, which will account for more than 50% of the $569.66 billion General Merchandise Stores sector in 2007.
In 2007, IBISWorld estimates that this industry will generate revenue of $217.46 billion, which in 2006 constant dollars will be 2.5% higher than in 2006. Also in 2007, the Department Stores industry:
•	Is expected to contribute $41.34 billion to the United States economy, which will account for 0.35% of total GDP. This contribution to the economy will be 0.04 percentage points lower than in 2002.

[1]	IBISWorld: Department Stores in the United States, September 21, 2007

Belk, Inc.
•	Will consist of 9,290 establishments, which will be 0.1% higher than in 2006.

•	Will employ approximately 1.45 million people, which will be 0.9% higher than in 2006.

•	Will pay total industry wages of $25.74 billion, which will be 1.9% higher than in 2006.

•	Is expected to exhibit a 1.7% increase in industry productivity as measured by value added per employee, to $28,500.

•	Will achieve a 1.6% increase in real per capita consumption in American Department Stores, to $720.

•	Will exhibit a 2.4% increase in average revenue per establishment in 2007.
In 2008, IBISWorld forecasts that industry revenue will increase by 2.1% to $222.01 billion. IBISWorld also forecasts that in 2008:
•	Value added will increase by 1.9%, to $42.17 billion.

•	Industry per capita consumption in department stores will increase by 1.2% to $728.

•	Industry contribution to United States Gross Domestic Product will remain at 0.35%.
Geographic Spread
South East
IBISWorld estimates that in 2007 the South East region will account for 24.2% of all Department Stores in the US, which will be 1.9 percentage points lower than in 1999. The South East region will also account for 25.4% of the population, which implies that there will be fewer department stores per capita relative to the national average. Furthermore, there are a higher number of smaller department stores in the region, with 41.7% having less than 100 employees compared to the national average of 36%. Florida accounts for 24.2% of regional department stores and 24% of the regional population.
Great Lakes
IBISWorld estimates that in 2007 the Great Lakes region will account for 18.5% of all Department Stores in the US, which will be 0.3 percentage points higher than in 1999. The Great Lakes region will also account for 15.5% of the population, which implies that there are more department stores per capita relative to the national average. Department stores in this region are evenly distributed relative to population share, with Illinois accounting for 26.7% of the total.
Far West

Belk, Inc.
IBISWorld estimates that in 2007 the Far West region will account for 15.5% of all Department Stores in the US, which will be 2.9 percentage points higher than in 1999. This region has exhibited the fastest growth in industry establishments during the last five years. The Far West region will also account for 17% of the population, which implies that there will be fewer department stores per capita relative to the national average; however, average department stores are larger given that 69.8% have more than 100 employees compared to the national average of 64%. California accounts for 73% of regional department stores and 71.9% of the regional population.
Demand Determinants
Demand Determinants outlines the various factors which stimulate or reduce the demand for goods supplied by this industry. The demand determinants include:
Income
Retail sales are generally affected by the level of and movement in real household disposable income. However, as with most developed countries, an increase in income usually results in household expenditure being directed towards entertainment and recreational activities.
Demand for fabric and textile products
During periods of lower disposable income consumers may opt to repair fabric and textile products rather than outlay the necessary costs to purchase new items. Demand is also affected by current interest rates and inflation levels. An increase in both of these factors will cause consumers to refrain from purchasing new fabric and textile items and instead increase mortgage payments.
Demand for clothing and accessories
The demand for clothing and accessories is affected by a number of factors including the level of and movement in real household disposable income, changes in fashion, the price of clothing relative to other goods, population sizes, seasonal/weather conditions and consumer confidence.
Demand for homewares and household appliances
Expenditure on homeware and household appliances is largely determined by changes in real household disposable income. During periods of low or constrained disposable income, consumers may opt to repair faulty items rather than purchase new products. Alternatively, consumers may choose lower quality products if the item cannot be repaired.

Belk, Inc.
Key Sensitivities
Competition from Substitutes — Electronic Shopping and Mail-order Houses — Department Stores
Description: Competition from electronic shopping and mail-order houses, faced by department stores. This industry is affected by competition from operators in the Electronic Shopping and Mail-Order Houses industry. The ease with which goods may be purchased on-line or via catalogues has forced operators to ensure they offer competitive prices.
Competition from Substitutes — Warehouse Clubs and Superstores — Department Stores
Demand for merchandise supplied by this industry competes with the range of goods on offer by Department Stores.
Consumer Sentiment Index
Description: The level of consumer confidence. This industry is influenced by the level of consumer sentiment. During periods of low consumer sentiment, consumers tend to constrain their weekly expenditures, thus causing a decline in demand for products stocked by department stores.
Per Capita Disposable Income
Description: The level of and/or movements in real per capita disposable income. This industry is sensitive to the level of and movements in real household disposable income. During periods of low disposable income consumers may opt to purchase ‘value for money’ products as opposed to top quality products. The change in the level of disposable income ultimately shifts consumer spending from traditional department stores which offer upscale products to discount and variety store purchases.
Population Growth Rate
Description: The level of population growth in the US. This industry is sensitive to the population level across the USA. As the population in a specific region increases, operators may need to expand store numbers to cater for the growth in demand for merchandise.
Key Success Factors
The key success factors in the Department Stores industry are:
•	Ability to control stock on hand: Department stores need to have stringent stock control measures to ensure that popular items are re-ordered, low selling stock is disposed of and sufficient product lines and ranges are available.

Belk, Inc.
•	Experienced work force: Department stores operate in a highly competitive environment. They require sales staff that are friendly, helpful and provide excellent customer service.

•	Ability to expand and curtail operations rapidly in line with market demand: Department stores operate in highly competitive environment. They need to expand operations during peak periods to meet increased demand (i.e., Christmas trading) but also curtail operations such weaker trading conditions (i.e., economic slowdown).

•	Attractive product presentation: Department stores require an effective layout and design, good shelf management, friendly and helpful service and present a clean environment.

•	Having a wide and expanding product range: Department stores should provide consumers with the ability to purchase all their personal and homeware needs under one roof.
Industry Concentration
This industry is highly concentrated. Industry Concentration measures the extent to which the top four players dominate an industry. IBISWorld estimates that in 2006, the key players in this industry accounted for approximately 71.9% percent of industry revenue, which was 7.8 percentage points higher than in 2005. Information obtained from the 2002 economic census shows that the top four industry participants accounted for 65.3% of industry, which indicates that concentration has increased as a result of merger and acquisition activity and major player store expansion. Given that the top four players account for in excess of 70% of industry revenue, the industry concentration level has increased to high, from medium previously.
Concentration increased in 2004 as highlighted by Census Bureau information, which showed that enterprise numbers fell by 25.2%, to 323. This highlighted consolidation amongst some industry participants, as well as some smaller players exiting the market. Some major transactions have included; Target selling its Mervyn’s and Mrs Field’s businesses to The May Department Store. This was followed by the acquisition of The May Department Store by Federated Departments Stores and the acquisition of Sears Roebuck and Co by Kmart Holding Corp to create Sears Holdings Corporation. The increasing consolidation which is expected to take place within this industry will stem from mounting competition between operators for consumer dollars. In response, IBISWorld anticipates that operators will continue to review and diversify their product range and quality in a bid to meet consumer demand. Operators in this industry will also be affected by increasing levels of competition from Warehouse Clubs and Superstores (45291).

Belk, Inc.
Basis of Competition
Competition in this industry is high and is increasing. The basis of competition outlines the factors which influence the level of rivalry between operators in this industry (internal competition) and operators in other industries (external competition).
Internal Competition
Enterprises operating in this industry compete with other players who operate department stores. This industry is segmented into two distinct operators being, upmarket department stores and their discount variety counterpart. Despite this segmentation, both types of stores experience the same internal competition. Competition in this industry tends to be based on price, product range and quality, promotional offers, customer service levels and store location.
•	Price: Price is possibly the most influential basis of competition within this industry. Consumers are generally price conscious and hence will shop around to find what they consider to be a bargain.

•	Range: The range and quality of products offered by operators will also influence where consumers shop. If industry players operate in the upmarket segment of the industry, then they should ensure that their product range and quality is comparative with other players in this segment.

•	Promotions: Operators also compete on the basis of promotional deals. A number of industry players have highlighted the seasonal nature of their business and noted that the latter months of the year leading up to Christmas are usually busier than other months. Hence, promotional deals are usually conducted during the slower business months to maintain consumer awareness and boost company sales. Many consumers have now become conditioned to wait for sales, which has hurt retailer margins.

•	Location: Operators in this industry also compete on the basis of store location. Operators planning to expand their store numbers will look for locations which are in prominent shopping centers and which provide easy access for consumers.
External Competition
Enterprises operating in this industry compete with players in other industries. These operators supply products that are also sold by department stores and hence consumers may opt to purchase from them as

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opposed to going to department store operators. These industries include: hardware stores, men’s, women’s and children’s clothing, shoe stores, furniture stores, electronic and appliance stores, etc.
Industry research suggests that industry operators have experienced increased pressure from specialty retailers and home good chains in recent years. Department store operators have responded by introducing new product ranges along with revamping promotional and advertising initiatives.
Outlook
During the outlook period ending 2012, IBISWorld forecast that the General Merchandise Stores sector will achieve revenue growth of 18.1% to $693.33 billion. IBISWorld also forecast that:
•	Real sector value added will increase by 18.9% to $105.30 billion, which will account for 0.78% of GDP in 2012.

•	Sector establishments will increase by 5.4% to approximately 86,637 whilst enterprise numbers will increase by 2.9%, to 47,562.

•	General Merchandise Store Sector employment will increase by 9.1% to 3.05 million whilst sector wages will increase by 15.4% to $60.35 billion, implying an increase in average sector wages.

•	Sector productivity as measured by value added per employee is forecast to increase by 9% whilst per capita consumption in US general merchandise stores will increase by 16.2% to $2,194.

•	Real revenue per employee will increase and reach a record level of $227,560 by 2012, which will represent an annualized increase of 2.2% per annum.
The US Department Stores industry will once again underperform sector revenue growth during the outlook period. As a result, contribution to sector revenue is forecast to fall to a low of 33.8% by 2012 compared to 63.6% in 1998.
The US Department Store industry was once a behemoth, accounting for approximately two thirds of sector revenue. This has changed and in 2003, IBISWorld estimates that in terms of revenue it was overtaken in size by the Warehouse Clubs and Superstores industry, which is characterized as having Wal-Mart as the major player. The substitution from Department Stores to Warehouse Clubs and Superstores is having a dramatic impact on the industry that is facing intense external pressure from competitors in other industries. This is primarily a function of price and consumer desire to seek value. Also, similarly to the current performance period, IBISWorld forecast continued sector underperformance during the outlook period,

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which can in part be attributed to weak forecast growth in industry establishments. Consolidation and a number of industry exits will result in a decline in total enterprise numbers during the outlook period.
IBISWorld forecasts that this industry will experience average annualized growth in revenue of 1.6% per annum over the outlook period to 2012. Revenue growth in this period will be influenced by the performance of key macroeconomic variables including the unemployment rate, interest rates and real GDP growth.
Trends
Over the outlook period, this industry is forecast to continue experiencing a mature life cycle which may possibly enter the decline phase. The competitive nature of the industry is forecast to invoke further mergers and acquisitions between industry operators, in an attempt to increase market share. The current saturated product market is expected to provide little impetus for future growth and many department stores that do not differentiate their product and service offerings will find it increasingly difficult to compete against industry participants in the Warehouse Clubs and Superstores industry, which primarily compete on price.
The popularity of the Internet and the number of consumers placing online orders is forecasted to increase over the outlook period to 2012. While online sales are expected to experience rapid growth, sales in traditional ‘brick and mortar’ department stores will still account for the majority of total department store sales. The major factor limiting increased acceptance of the internet and its online ordering process is the inability to actually touch the product being bought, continued high mailing costs and lack of competitive prices.
With that being said, internet sales will be driven by the continued growth in internet subscribers in the US and more functional shopping platforms that will be offered by the major department stores. Macy’s stated in 2006 that 60% of customers check online before they make a purchase and vice versa. When a customer shops online and in-store they spend more than 18% more than the average in-store shopper and 40% more than the average online shopper. These statistics encourage retailers to allocate more resources to this growing channel.
Furthermore, major department stores may also derive an increasing portion of revenue from overseas customers, which may not be served by their own department stores given smaller population bases etc.

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Though this is not expected to be a substantial growth area, it can be a driver if shipping rates fall further and pricing becomes internationally competitive.

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Appendix C
U.S. Economic Outlook

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U.S. Economic Indicators
In the valuation of any business interest, the general economic outlook as of the valuation date should be considered, since the national economic outlook influences how investors perceive alternative investment opportunities at any given time.
In our analysis, we have considered the general economic climate that prevailed at the end of September 2007. This section contains an overview of some selected economic factors, followed by a discussion of those factors that are critical over the long term. Topics addressed include general economic conditions, fiscal policy, consumer prices and inflation rates, employment growth and unemployment, interest rates, consumer spending, the stock markets, industrial production, and capital expenditures.
General Economic Conditions
In the third quarter of 2007, the U.S. economy expanded at the fastest pace in 1.5 years. The economy is showing much resilience and is holding up well to the strains in the housing and credit markets. Consumers spent more in the third quarter, and U.S. businesses sold more goods abroad and increased their investment at home.
Gross domestic product (GDP) advanced at a 3.9 percent pace in the third quarter of 2007. That was up from a 3.8 percent increase in the second quarter of the year and exceeded analysts’ expectations of growth of about 3.1 percent.
Fiscal Policy
The federal government budget deficit fell to $162.8 billion in the 2007 budget year just completed. It was the lowest deficit in five years. That deficit represented 1.2 percent of GDP.
The nation’s trade deficit fell in August 2007 to $57.6 billion, its lowest level since January 2007. Imports decreased slightly to $195.9 billion, while exports increased to $138.3 billion. Exports have accounted for 40.0 percent of the economy’s growth over the past four quarters.
Imports increased 5.2 percent in the third quarter of 2007, after decreasing 2.7 percent in the second quarter of the year. Exports of goods and services increased an annualized 16.2 percent in the third quarter. It was the largest increase since the last quarter of 2003.

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Monetary Policy
At its meeting on September 18, 2007, the Federal Open Market Committee (FOMC) of the Federal Reserve Bank cut the federal funds rate by half a percentage point to 4.75 percent. The discount rate charged on direct loans to banks also was cut half a percentage point to 5.25 percent. The move was intended to stop the spreading credit crunch from weakening the nation’s economy. However, the rate cut could spur another round of carefree borrowing.
On August 17, 2007, the Federal Reserve Bank officials had cut the discount rate by half a percentage point to 5.75 percent. They also eased terms on direct loans to banks in hopes that the banks would use the Federal Reserve’s money to restore liquidity to the credit markets.
Consumer Prices and Inflation Rates
The consumer price index (CPI) increased 0.3 percent in September 2007, as energy and food costs advanced. Energy costs were up 0.3 percent and food costs increased 0.5 percent. The core CPI, which excludes food and energy costs, only increased 0.2 percent. For the year ended September 2007, the CPI expanded 2.8 percent, while the core price index gained 2.1 percent.
U.S. import prices increased 1.0 percent in September 2007, and 5.2 percent over the past year. Oil prices were up 20.1 percent over the year ended in September. Export prices increased 0.3 percent in September 2007 after a 0.2 percent gain in August.
Social Security benefits will increase 2.3 percent in 2008. It will be the smallest increase in four years. The increase was determined by the July to September 2007 CPI numbers.
The Personal Consumption Expenditure (PCE) index excluding food and energy increased 1.8 percent in 2007’s third quarter. That was up from a 1.4 percent advance in the second quarter of the year, but it still was in the Federal Reserve’s comfort zone. The “core” PCE is the Federal Reserve Bank officials’ preferred gauge for inflation. The Federal Reserve officials comfort zone for inflation is in the range of 1.0 percent to 2.0 percent.
Employment Growth and Unemployment
Total nonagricultural employment increased by 110,000 jobs in September 2007. That followed a revised increase of 93,000 jobs in July and 89,000 jobs in August. Healthcare, food services, and professional and

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technical services continued to have higher employment, while manufacturing and construction jobs declined.
The unemployment rate in September 2007 was 4.7 percent, unchanged from August. One year earlier the unemployment was 4.6 percent.
Average hourly wages were up seven cents, or 0.4 percent, to $17.57 in September 2007. Average hourly earnings over the year ended September 30, 2007, increased 4.1 percent. The average workweek was unchanged at 33.8 hours in September.
The Labor Department’s Employment Cost Index (ECI) increased 0.8 percent in the third quarter of 2007. Both wages and salaries and benefits were up 0.8 percent. In the prior quarter wages and salaries gained 0.8 percent and benefits increased 1.3 percent. For the year ended September 2007, compensation costs were ahead 3.3 percent, the same as for the year ended September 2006.
According to the September 2007 PCE report, incomes increased and consumer prices were moderately higher. Personal incomes were up at an annual rate of 0.4 percent and personal spending increased 0.3 percent. In August personal income increased 0.4 percent and personal expenditures gained 0.5 percent. Both overall and core prices (which exclude food and energy) increased 0.2 percent in September.
Americans’ personal savings rate increased in September 2007 to 0.9 percent from 0.8 percent in August. It was the best performance since March 2007.
Productivity—the amount of output per hour of work—increased at an annual rate of 4.9 percent in the third quarter of 2007. This was more than double the 2.2 percent increase reported in the second quarter of 2007.
Unit labor costs decreased at a 0.2 percent rate in the third quarter of 2007. It was the best showing in more than a year. The decrease in labor costs was good news after large increases in costs during the past four quarters.

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Interest Rates
On September 18, 2007, after the Federal Reserve reduced the federal funds rate, several commercial banks announced they were cutting their prime lending rate to 7.75 percent from 8.25 percent. The prime rate is a benchmark for many consumer and business loans.
Consumer Spending
Consumer spending increased 3.0 percent in the third quarter of 2007. It was a vast improvement over the second quarter spending increase of 1.4 percent.
Retail sales were higher by 0.6 percent in September 2007, double the amount that was expected. Increased gasoline costs and automobile sales caused most of the gain. Sales at department and clothing stores fell.
Consumer credit outstanding in August 2007 advanced 5.9 percent, or $12.2 billion, to $2.47 trillion after gaining $9.6 billion in July. Credit card or revolving debt, increased by 8.1 percent, or $6.1 billion. Nonrevolving debt, such as automobile loans, increased by 4.7 percent, or $6.0 billion. Consumers appear to be replacing home equity loans with credit card debt as a source of available cash. Consumer borrowing does not include mortgages or other loans secured by real estate.
The Conference Board said its Consumer Confidence Index decreased in September 2007 to 99.8 from 105.6 in August. It was the lowest reading since November 2005 and was far lower than analysts expected. A figure between 80.0 and 100.0 suggests slow growth, while a reading below 80.0 indicates a recession.
Construction
Construction spending increased 0.3 percent in September 2007 to an annual rate of $1,162.8 billion. That followed a 0.2 percent decline in August. Strength in commercial building and large government projects offset weakness in homebuilding. September’s total is 0.8 percent below the September 2006 amount. During the first nine months of 2007, construction spending was $872.2 billion, 3.2 percent below the amount for the same period in 2006.
Private construction spending in September 2007 was at an annual rate of $869.0 billion, 0.2 percent below the August estimate. Residential construction was at an annual rate of $511.3 billion, 1.3 percent be-

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low the August estimate. Nonresidential construction was at an annual rate of $357.7 billion in September, 1.5 percent above the August figure.
Public construction spending in September 2007 was $293.6 billion, 1.9 percent above the August estimate. Educational construction spending was 2.3 percent above the August figure, and highway construction was 0.3 percent above the August estimate.
Spending on residential construction declined 20.1 percent in the third quarter of 2007. It was the seventh consecutive quarter residential spending has decreased.
New home construction fell 10.2 percent in September 2007 to an annual rate of 1.191 million units, the lowest level in more than 14 years. Single-family housing starts decreased 1.7 percent from August, and multifamily housing starts declined 36.0 percent.
The issuance of building permits fell 7.3 percent in September 2007, to 1.226 million units. It was the weakest performance since July 1993.
Sales of new single-family homes in September 2007 increased 4.8 percent to an annual rate of 770,000 units, up from a revised 735,000 units sold in August. The August 2007 figure, however, was the lowest number of monthly sales in more than ten years.
The median new home price in September increased 2.5 percent from August to $238,000. The inventory of new homes for sale declined to an 8.3 months’ supply in September from nine months in August.
In September 2007, sales of existing homes decreased 8.0 percent to an annual rate of 5.04 million units, the slowest pace on record. The median price of an existing home declined 4.2 percent from a year earlier to $211,700. The inventory of unsold existing homes increased to 4.4 million units in September, a 10.5-month supply and a record length of time.
The congressional Joint Economic Committee estimated 2.0 million subprime mortgages could go into foreclosure over the next 18 months. States could lose $917.0 million in property tax revenues as housing values are reduced.

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In the third quarter of 2007, 446,726 homes nationwide were targeted for some type of foreclosure activity, up from 223,233 homes in the same period one year ago. This is a 100.1 percent increase. Foreclosure activity is expected to remain high over the next year.
The nationwide average interest rate for a 30-year fixed rate mortgage at the end of September 2007 was 6.22 percent, compared with 6.07 percent a year earlier, according to Freddie Mac. The nationwide average does not include add-on fees known as “points.”
The Stock Markets
The stock markets were up in the third quarter of 2007. At the end of September 2007, the Dow Jones Industrial Average had gained 3.6 percent. The S&P 500 was up 1.6 percent for the quarter. The S&P 400 Industrials finished the third quarter of 2007 with a 3.5 percent gain, and the Nasdaq Industrials finished up 0.7 percent.
The table below presents some historical data for the Dow Jones Industrial Average, S&P 400 Industrials and 500 Composite, and the Nasdaq Industrials.
Historical Stock Market Data

	2006		2007
Index	9/30	12/29	3/30	6/29	9/28
Dow Jones Industrial Average	11,679.07	12,463.15	12,354.35	13,408.62	13,895.63
S&P 400 Industrials	1,503.91	1,595.62	1,609.98	1,729.65	1,790.04
P/E Multiple	19.14	19.47	19.07	20.25	20.61
Dividend Yield	1.60	1.57	1.61	1.56	1.53
S&P 500 Composite	1,335.85	1,418.30	1,420.86	1,503.35	1,526.75
P/E Multiple	17.89	18.05	17.28	18.03	17.94
Dividend Yield	1.85	1.81	1.87	1.82	1.85
Nasdaq (OTC) Industrials	1,929.82	2,090.34	2,144.94	2,297.13	2,313.69

Sources: Barron’s [10-2-06, 1-1-07, 4-2-07, 7-2-07, and 10-1-07]

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Industrial Production
Industrial output at the nation’s factories, mines, and utilities increased 0.1 percent in September 2007. For the year ended September 2007 industrial production was 1.9 percent above its total one year earlier. Manufacturing production was up 0.1 percent in September. Utility output declined 0.1 percent, and mining output was up 0.2 percent.
Capacity utilization at factories, mines, and utilities was at 82.1 percent in September 2007, the same as in August. The utilization rate was above its 1972—2005 average of 81.0 percent.
U.S. factory orders for manufactured goods were stronger in September than economists expected. Orders increased 0.2 percent, an improvement over the 3.5 percent decline recorded in August.
Demand for durable goods decreased 1.7 percent in September 2007. That decrease, however, was smaller than the 5.3 percent decrease in August. Orders for nondurable goods increased 2.1 percent in September after registering a 1.4 percent decline in August.
The Institute of Supply Management (ISM) reported its manufacturing index registered 52.0 in September 2007, down from 52.9 in August. A reading of 50 or more indicates the sector is expanding while a reading below 50 indicates manufacturing activity is contracting.
The prices paid index for manufacturing materials was 59.0 in September 2007, down from 63.0 in August. This indicated prices are still climbing, but at a slower rate. The prices paid index measures inflationary pressures in the manufacturing sector.
The ISM nonmanufacturing sector business activity registered 54.8 in September 2007. The reading was down from 55.8 recorded in August. A number above 50.0 indicates expansion; less than 50.0 indicates contraction. The service sector hasn’t had a month of contraction in 4.5 years.
Growth in the prices paid index for the nonmanufacturing sector expanded in September 2007. The index increased to 66.1 from 58.6 in August as prices for commodities increased after a widespread selloff in August.

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The U.S. Labor Department’s September 2007 producer price index (PPI) of wholesale prices increased a larger than expected 1.1 percent. Energy price increases were responsible for the large gain. Excluding food and energy prices, the index only was up 0.1 percent.
Inventories of unsold goods increased to an annual rate of $15.7 billion in 2007’s third quarter. This compares to an annual rate of $5.8 billion in the second quarter of the year. Some of the buildup may represent stocking up for the coming holiday season.
In August 2007 manufacturers’ and trade inventories were up a slight 0.1 percent to an annual rate of $1,420.8 billion. The total inventories to sales ratio was 1.27 in August 2007, the same as in August 2006.
Capital Expenditures
Total business investment increased 7.9 percent in the third quarter of 2007. This was down from an 11.0 percent gain in the second quarter.
Businesses increased their spending on equipment and software 5.9 percent in the third quarter of 2007. This was up from a 4.7 percent growth rate in the second quarter of the year.
Business investment in commercial structures increased 12.3 percent in the third quarter of 2007. This was down, however, from the 26.2 percent rate of increase in the second quarter of 2007.
Outlook
According to Value Line Investment Survey analysts, the current brighter employment prospects do not mean the economy is out of the woods yet. The housing slump is deepening, and there are questions remaining in the industrial sector.
Value Line Investment Survey analysts believe little will change during 2008. Housing demand will remain weak, and on the industrial side there will be slow growth in activity.
According to a National Association of Business Economists poll, in the third quarter of 2007 business activity, capital spending, and hiring slowed in response to tightening credit conditions and a deteriorating housing market. However, most respondents expect the economy to keep expanding with both employment and capital spending increasing.

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Sources: The Wall Street Journal; Barron’s; Orange County Register; USA Today; Associated Press; U.S. Bureau of Labor Statistics; U.S. Census Bureau News; Bureau of Economic Analysis; Reuters Limited; Federal Reserve Statistical Release; ISM Report on Business; Value Line Investment Survey; and Worth.

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Appendix D
Discounts for Lack of Marketability

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Discounts for Lack of Marketability
Overview
All other things being equal, an equity investment in a company is worth more if it is readily marketable or, conversely, worth less if it is not. It is well known that investors prefer liquidity to lack of liquidity, and interests in closely held companies are illiquid relative to most other investments.
The problem that the appraiser of closely held companies must solve, of course, is to quantify the effect of marketability, or lack of it, in terms of its impact on the value of a company’s stock. In many valuations of closely held company stock, the discount for lack of marketability turns out to be the largest single issue to resolve—and an important issue in almost all such valuations.
The Concept and Importance of Marketability
The concept of marketability deals with the liquidity of an asset—that is, how quickly and certainly it can be converted into cash at the owner’s discretion. The rationale of a discount for lack of marketability was quite clearly articulated in 1983 by Lawrence H. Averill Jr., Dean of the School of Law of the University of Arkansas at Little Rock:
The lack of marketability problem is inherent in the valuation of all business interests that are not actively traded on recognized markets. The poor marketability of non-traded business interests stems from several factors. First, most of these businesses are small, family-owned and run operations. Such businesses run great risk of failure. The greater the risk, the lower the value. Second, these interests lack liquidity. There is no large pool of potential buyers for these interests when they come on the market. The longer it takes to sell an asset, the lower the value will be as compared to more actively tradable assets. Such a business interest must be sold at a substantial discount in order to attract buyers, as recognized by court decisions. The actual amount of the discount, of course, will vary from situation to situation.4

[4]	Lawrence H. Averill Jr., Estate Valuation Handbook (New York: John Wiley & Sons, 1983), p. 177.

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Benchmark for Discounts for Lack of Marketability
For a “discount” to have a precise meaning, there must be a precise definition of the level of value from which the discount is taken. Since minority interests in closely held companies are typically valued by some form of reference to prices of actively traded securities (market multiples, market-derived discount rates, etc.), the benchmark for marketability for minority interest securities normally is considered to be the active public securities markets.
In the U.S. public markets, a security holder is able to sell a security over the telephone in seconds, usually at or within a small fraction of a percent of the last price at which a security traded, with a very small commission cost, and receive the cash proceeds within three to five business days.
By contrast, the universe of realistically potential buyers for most closely held minority securities is an infinitesimally small fraction of the universe of potential buyers for publicly traded securities. In any case, it is illegal for a person or a company to sell closely held securities to the general public without a registration with either the Securities Exchange Commission (SEC) or the state corporation commission, an expensive and time consuming process. Furthermore, a minority stockholder cannot register stock for public trading; only the company can register its stock for public trading.
Besides the problems of actually trying to sell the stock (and because of them), the liquidity of closely held stock is further impaired by banks and other lending institutions’ unwillingness to accept it as loan collateral as they would accept public stock.
Because of these extreme contrasts between the ability to sell or hypothecate closely held minority stock as compared with publicly traded stock, empirical evidence suggests that discounts for lack of marketability for minority interest, closely held stocks tend to cluster in the range of 35 to 60 percent from their publicly traded counterparts. Naturally, each situation must be analyzed on the basis of its individual facts and circumstances, which may in some cases, justify a discount for lack of marketability above or below this typical range.
Empirical Evidence for Quantification of Discounts
There have been two general types of empirical studies designed to quantify the discounts for lack of marketability for minority interests in closely held companies:

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1.	discounts on sales of restricted shares of publicly traded companies, and

2.	discounts on private transactions prior to public offerings.
As noted earlier, the above sources of empirical data indicate that the base from which to take the discount in each case is the actual or estimated price at which the shares could be sold if registered and freely traded in a public trading market.
The following sections summarize the findings of these two very extensive lines of empirical evidence. As will be explained in detail, the second line of studies provides more relevant evidence of the appropriate discount for lack of marketability for closely held stocks.
Sales of Restricted Shares of Publicly Traded Companies
Studies of sales of the restricted shares of publicly traded companies specifically isolate the value of the factor of marketability from all other factors. Restricted stock is identical in all respects to the freely traded stock of a public company, except that it is restricted from trading on the open market for a certain period. The duration of the restrictions varies from one situation to another. Since marketability is the only difference between the restricted stock and its freely traded counterpart, analysts have attempted to find differences in the price at which restricted stock transactions take place compared with open market transactions in the same stock on the same date. This difference provides evidence on the price spread between a readily marketable security and one that is identical but subject to certain restrictions on its marketability.
Publicly traded companies frequently issue restricted, or “letter,” stock in making acquisitions or raising capital, because the time and cost of registering the new stock with the SEC would make a registration at the time of the transaction impractical. Also, founders or other insiders may own portions of a publicly traded company’s stock that has never been registered for public trading. Even though such stock can not be sold to the public on the open market, it may be sold in private transactions under certain circumstances. Until 1995, such transactions usually had to be reported to the SEC and thus became a matter of public record. Since then, analysts have collected such transaction data from private sources. Therefore, there is available a body of data on the prices of private transactions in restricted securities that can be used for comparison with prices of the same but unrestricted securities eligible for trading on the open market.

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SEC Accounting Release No. 113 specifically points out that the discount for lack of marketability frequently is substantial:
Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market are less valuable than securities which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails.5
It is exceedingly important to keep in mind that restrictions on the transfer of restricted stock eventually lapse, usually within 12 months.6 At that point, investors can sell the shares into the existing market, subject to whatever volume and SEC Rule 144 may impose other restrictions.7 Consequently, all other things being equal, shares of closely held stock, which may never have the benefit of a public market, would be expected to require higher discounts for lack of marketability than those applicable to restricted stock of a public company. The market does, indeed, impose a higher discount on closely held stock than on restricted stock of a public company, as will be shown below.
SEC Institutional Investor Study
In a major SEC study of institutional investor actions, one of the topics was the amount of discount at which transactions in restricted stock took place compared to the prices of identical but unrestricted stock on the open market.8
The SEC study found an average discount of 28.8 percent for all transactions of restricted stock compared to their unrestricted counterpart stock. In addition, the study found generally higher discounts for restricted stocks that would trade on the over-the-counter market (OTC) once the restrictions expired, as

[5]	Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), pp. 62, 285.

[6]	On February 18, 1997, the SEC adopted amendments to reduce the holding period requirements under Rule 144 of the Securities Act from two years to one year for the resale of limited amounts of restricted securities. Most of the studies cited in this report, which are the most current studies available, were conducted prior to this amendment.

[7]	55 Fed. Reg. 20894 (May 21, 1990).

[8]	“Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission, (Washington: Government Printing Office, March 10, 1971, 5:2444–2456, Document No. 92–64, Part 5).

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opposed to stocks that would trade on the New York Stock Exchange (NYSE) or the American Stock Exchange (ASE). The average discount for stocks that would trade on the OTC when their restrictions expired was approximately 32.6 percent.
The Internal Revenue Service (the “Service”), in Revenue Ruling 77—287, specifically acknowledges the conclusions of the SEC Institutional Investor Study and the values of restricted securities purchased by investment companies as part of the “relevant facts and circumstances that bear upon the worth of restricted stock.” The Service states the purpose of Revenue Ruling 77—287 as: “to provide information and guidance to taxpayers, [Service], and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal security laws.”9
One of the outgrowths of the SEC Institutional Investor Study was SEC Accounting Series Releases, No. 113, dated October 13, 1969, and No. 118, dated December 23, 1970, which require investment companies registered under the Investment Company Act of 1940 to disclose their policies for the cost and valuation of their restricted securities. The result was that an ongoing body of data became available on the relationship between restricted stock prices and their freely tradable counterparts, which can provide empirical benchmarks for quantifying marketability discounts.
Gelman Study
In 1972, EFG FLP Gelman published the results of his study of prices paid for restricted securities by four closed-end investment companies specializing in restricted securities investments.10 From 89 transactions between 1968 and 1970, Gelman found that both the arithmetic average and median discounts were 33 percent and that almost 60 percent of the purchases were at discounts of 30 percent and higher.
Trout Study
In a study of restricted stocks purchased by mutual funds from 1968 to 1972, Robert Trout attempted to construct a financial model that would provide an estimate of the discount appropriate for a private com-

[9]	Revenue Ruling 77–287, 1977–2 C.B. 319, Section I.

[10]	EFG FLP Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation, June 1972, pp. 353–4.

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pany’s stock.11 His multiple regression model included 60 purchases and found an average discount of approximately 33.5 percent for restricted stock compared to its freely traded counterpart stock.
As the SEC study showed, he also found that companies with stocks listed on national exchanges had lower discounts on their restricted stock transactions than did stocks traded over-the-counter.
Moroney Study
In an article published in the March 1973 issue of Taxes, Robert E. Moroney presented the results of his study of the prices paid for restricted securities by 10 registered investment companies.12 The study reflected 146 purchases. The average discount was approximately 35.6 percent and the median discount was 33.0 percent.
Moroney points out:
It goes without saying that each cash purchase of a block of restricted equity securities fully satisfied the requirement that the purchase price be one, “at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.” Reg. Sec. 20.2031—1(b)13
Moroney contrasts the evidence of the actual cash transactions with the lower average discounts for lack of marketability adjudicated in most prior court decisions on gift and estate tax matters. He points out, however, that the evidence on the prices of restricted stocks was not available as a benchmark for quantifying lack of marketability discounts at the times of the prior cases, and he suggests that higher discounts for lack of marketability be allowed in the future now that the relevant data are available. As Moroney puts it:
Obviously the courts in the past have overvalued minority interests in closely held companies for federal tax purposes. But most (probably all) of those decisions were handed down without benefit of the facts of life recently made available for all to see.

[11]	Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, pp. 381–5.

[12]	Robert E. Moroney, “Most Courts Overvalue Closely-Held Stocks,” Taxes, March 1973, pp. 144–56.

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Some appraisers have for years had a strong gut feeling that they should use far greater discounts for non-marketability than the courts had allowed. From now on those appraisers need not stop at 35 percent merely because it’s perhaps the largest discount clearly approved in a court decision. Appraisers can now cite a number of known arm’s-length transactions in which the discount ranged up to 90 percent.14
Maher Study
Another well-documented study on discounts for lack of marketability for closely held companies was done by J. Michael Maher and published in the September 1976 issue of Taxes.15 Maher’s approach was similar to Moroney’s in that it compared prices paid for restricted stocks with the market prices of their unrestricted counterparts. He found that mutual funds were not purchasing restricted securities during 1974 and 1975, which were very depressed years for the stock market. Therefore, the data actually used covered the five-year period from 1969 through 1973. The study showed that “the mean discount for lack of marketability for the years 1969—73 amounted to 35.43 percent.”16 He further eliminated the top and bottom 10 percent of purchases in an effort to remove especially high- and low-risk situations. The result was almost identical with the “outliers” removed, with a mean discount of 34.73 percent.
Maher concludes:
The result I have reached is that most appraisers underestimate the proper discount for lack of marketability. The results seem to indicate that this discount should be about 35 percent. Perhaps this makes sense because by committing funds to restricted common stock, the willing buyer (a) would be denied the opportunity to take advantage of other investments, and (b) would continue to have his investment at the risk of the business until the shares could be offered to the public or another buyer is found.
The 35 percent discount would not contain elements of a discount for a minority interest because it is measured against the current fair market value of securities actively traded

[13]	Ibid.,. p. 151.

[14]	Ibid.,. p. 154.

[15]	J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976, pp. 562–71.

[16]	Ibid., p. 571.

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(other minority interests). Consequently, appraisers should also consider a discount for a minority interest in those closely held corporations where a discount is applicable.17
Standard Research Consultants Study
In 1983, Standard Research Consultants (SRC) analyzed private placements of common stock to test the current applicability of the SEC study.18 SRC studied 28 private placements of restricted common stock from October 1978 through June 1982. Discounts ranged from 7 percent to 91 percent with a median of 45 percent.
Willamette Management Associates Study
Willamette Management Associates analyzed private placements of restricted stocks for the period of January 1, 1981, through May 31, 1984. The early part of this unpublished study overlapped the last part of the SRC study, but very few transactions took place during the period of overlap. Most of the transactions in the Willamette Management Associates study occurred in 1983.
Willamette Management Associates identified 33 transactions during that period that could be reasonably be classified as arm’s-length and for which the price of the restricted shares could be compared directly with the price of trades in identical but unrestricted shares of the same company at the same time. The median discount for the 33 restricted stock transactions compared to the prices of their freely tradable counterparts was 31.2 percent.
The slightly lower average percentage discounts for private placements during this time may be attributable to the somewhat depressed prices in the public stock market, which in turn reflected the recessionary economic conditions prevalent during most of the period of the study.
Silber Study
In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988.19 He found that the average discount was 33.75 percent, very consistent with earlier studies.

[17]	Ibid., p. 571.

[18]	“Revenue Ruling 77–287 Revisited,” SRC Quarterly Reports, Spring 1983, pp. 1–3.

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He also found that the size of the discount tended to be higher for private placements that were larger as a percentage of the shares outstanding. He found a small effect on the discount on the basis of the size of the company as measured by revenues. “Tripling the revenues from the sample mean of $40 million to $120 million increases the relative price of the restricted shares by only 2.9 points (from 71.7 to 74.6).”20
FMV Study
In an effort to update the SEC Institutional Investor Study, FMV Opinions, Inc., examined restricted stock transactions from 1979 through April 1992.21 This analysis of over 100 transactions resulted in a mean discount of approximately 22.3 percent, providing additional support to the SEC Institutional Investor Study.
The FMV study also examined the relationship between the discount and several factors including: the market value of the block of restricted stock, the percentage size of the block, and the total market value of the subject corporation. According to the study, the discount for lack of marketability was higher for smaller capitalization companies, and for larger percentage blocks of stock.
Management Planning Study
Management Planning, Inc., performed a study titled “Analysis of Restricted Stocks of Public Companies: 1980—1996,” which covered a total of 53 transactions after elimination of transactions for various factors. The elimination factors included: (1) companies that suffered a loss in the fiscal year preceding the private transaction; (2) companies defined as “start-up” companies (i.e., companies having revenues of less than $3 million); and (3) transactions that were known to have registration rights. Their study found an average price discount of 27.1 percent.
Columbia Financial Advisors, Inc., Studies
Columbia Financial Advisors, Inc. (CFAI) conducted a study of the sale of restricted securities over the period January 1, 1996, through April 30, 1997. The transactions were pulled from Securities Data Corporation’s U.S. New Issues private placement database. A total of 123 private placements were included in this database for the period of time chosen. A total of 100 transactions were eliminated for various rea-

[19]	William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July-August 1991, pp. 60-64.

[20]	Ibid., p. 64.

[21]	Lance S. Hall and Timothy C. Polacek, “Strategies for Obtaining the Largest Discounts,” Estate Planning, January/February 1994, pp. 38–44.

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sons, leaving 23 transactions for the study. The discounts ranged from 0.8 to 67.5 percent for all 23 transactions with an average of approximately 21 percent and a median of 14 percent.
These discounts are generally lower than the discounts recorded in the earlier studies discussed above. One explanation for this is the increase in volume of privately placed stock (Rule 144(a)) in the past several years. Also, it was known at that time that a change in the holding period required by the SEC from two years to one year was scheduled to take place as of April 29, 1997.
Using the same methodology and sources discussed above, CFAI conducted another study in an attempt to identify the impact of the increased liquidity resulting from the change in the holding period required by the SEC. They examined private common equity placements during the period January 1, 1997, through December 31, 1998. There were a total of 270 private placements of common stocks during that time. A total of 255 transactions were eliminated for various reasons, leaving 15 transactions for the study. The discounts ranged from 0 to 30 percent for the 15 transactions, with an average of approximately 13 percent and a median of 9 percent.
These discounts are generally lower than those indicated in the earlier CFAI study. This is most likely due to the change in the holding period required by the SEC from two years to one year.
Summary of Restricted Stock Studies
The 13 independent studies of restricted stock transactions reported above cover several hundred transactions spanning the late 1960s through 1998. The results of these studies are summarized below:

	Years Covered	Average
Study	in Study	Discount
SEC Overall Average	1966–69	28.8%
SEC Nonreporting OTC Companies	1966–69	32.6%
EFG FLP Gelman	1968–70	33.0%
Robert R. Trout	1968–72	33.5%
Robert E. Moroney	1969–72	35.6%
J. Michael Maher	1968–73	35.4%
Standard Research Consultants	1978–82	45.0%
Willamette Management Associates	1981–84	31.2%
William L. Silber	1981–88	33.8%
FMV Opinions, Inc.	1979–92	22.3%
Management Planning, Inc.	1980–96	27.1%
Columbia Financial Advisors, Inc.	1996–97	21.0%
Columbia Financial Advisors, Inc.	1997–98	13.0%

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In many of the cases of restricted stock transactions as presented above, the purchaser of the stock had the right to register the stock for sale in the existing public market. Sometimes investors get a commitment from the issuer to register the securities at a certain future date. Sometimes investors have “demand” rights, where they can force the issuer to register the securities at a time of their choosing. Sometimes they get “piggyback” rights where there is no obligation other than to include the securities on any future registration that the issuer undertakes. And sometimes the purchaser has to rely on Rule 144, where they can sell after one year (previously two years) if other parts of the rule are followed. In recent years, more transactions have occurred under Rule 144(a), which relaxes some of the restrictions on such transactions, thus making the restricted securities more marketable. In any case, they generally expect to be able to resell the stock in the public market in the foreseeable future. As one would expect, as the holding period has decreased and as activity in the private placement market has increased, the discounts indicated from these studies have decreased.
Private Transactions Prior to Public Offerings
Before the 1980s, virtually all the empirical research directed at quantifying the value of ready marketability, or the discount for lack of it, focused on comparisons between the prices of freely tradable shares of stock and restricted but otherwise identical shares of stock. Observers agreed that discounts for lack of marketability for shares of closely held companies were greater than those for restricted shares of publicly held companies, since the closely held shares had no established market in which they could eventually sell following the removal of certain trading restrictions. However, data for quantifying how much greater this discount should be had not yet been developed and analyzed.
During the 1980s, an investment banking firm and a business valuation firm independently undertook development of data with which to address this question. The research proceeded along basically parallel lines, although each firm was unaware of the other’s efforts until their respective research was far along and each had enough data to reach some conclusions.
Both firms utilized data from registration statements—forms that companies must file with the SEC prior to offering securities to the public. Each of the series of studies reported in the following sections used data from these forms to analyze prices of private transactions relative to the prices of subsequent public offerings in the stock of the same companies.

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Robert W. Baird & Co. Studies
A number of studies were conducted under the direction of John D. Emory, vice president of appraisal services at Robert W. Baird & Company, a large, regional investment-banking firm headquartered in Milwaukee, Wisconsin.22 The studies covered various time periods from 1980 through 2000.23
The basic methodology for the studies was identical. The population of companies in each study consisted entirely of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses. The prospectuses of these 4,088 offerings were analyzed to determine the relationship between the price at which the stock was initially offered to the public and the price at which the latest private transaction took place up to five months prior to the initial public offering. Emory gives the following explanatory statements regarding the studies:
In all cases, the transactions were to have been at fair market value and ultimately would have had to be able to withstand judicial review, particularly in light of the subsequent public offering. The transactions took one of two forms—either the granting of options to purchase common stock, or the direct sale of common stock.
In order to provide a reasonable comparison between the fair market value of stock prior to an initial public offering and the subsequent offering price, we felt it necessary both for the company to have been financially sound prior to the offering, and for the transaction

[22]	Mr. Emory is no longer with Robert W. Baird & Co., but is now president of Emory Business Valuation, LLC.

[23]	John D. Emory, “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock—January 1980 through June 1981,” Business Valuation News, September 1985, pp. 21–24, also in ASA Valuation, June 1986, pp. 62–66; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1985 through June 1986,” Business Valuation Review, December 1986, pp.12–15; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock (August 1987–January 1989),” Business Valuation Review, June 1989, pp. 55–57; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1989–July 1990,” Business Valuation Review, December 1990, pp. 114–16; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, August 1990 through January 1992,” Business Valuation Review, December 1992, pp. 208–212; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review, March 1994, pp. 3–5; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1994 through June 1995,” Business Valuation Review, December 1995, pp. 155–160; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, November 1995 through April 1997,” Business Valuation Review, September 1997, pp. 123–131; “The Value of Marketability as Illustrated in Initial Public Offerings

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to have occurred within a period of five months prior to the offering date.
Following the above guidelines, and after eliminating development-stage companies (those with a history of operating losses) and companies with no transactions within five months prior to the initial public offering, 593 qualifying transactions were included in the studies.
The mean price discount for the 593 transactions was 47 percent and the median price discount was 48 percent. The fact that these averages are a little more than 10 to 15 percentage points greater than those indicated by the above-mentioned restricted stock studies is about what one might reasonably expect, since the transactions occurred when there was not yet any established secondary market for the subject stock. A summary of the results of each of the Baird initial public offering studies is presented below.

			Indicated Discount
	Prospectuses	Qualifying
Study	Reviewed	Transactions	Mean	Median

1980—1981	97	13	60%	66%
1985—1986	130	21	43%	43%
1987—1989	98	27	45%	45%
1989—1990	157	23	45%	40%
1990—1991	266	35	42%	40%
1992—1993	443	54	45%	44%
1994—1995	318	46	45%	45%
1995-1997	732	91	43%	42%
1997-2000	1,847	283	50%	54%
Overall through 2000	4,088	593	47%	48%
Emory concludes with the following observations:
Since a public offer often takes four or five months from conception to completion, the above transactions mentioned in the prospectuses in our study would almost certainly have reflected the likelihood of marketability in the next half-year. This is not unlike the marketability situation for the blocks of securities being purchased with registration rights by registered investment companies in the 1960s and early 1970s. In both of these situations the companies were promising in nature, and their securities had good potential for becoming readily marketable. . . .

of Common Stock, May 1997 through December 2000,” Business Valuation Review, December 2001, pp.

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The final question to be answered is that if these kinds of discounts are appropriate for promising situations where marketability is probable, but not a certainty, how much greater should discounts be for the typical company’s stock that has no marketability, little if any chances of ever becoming marketable, and is in a neutral to unpromising situation? The inability to get out of a once promising investment that has turned sour is something to be avoided. . . .
It is apparent that the discount for lack of marketability is one of the more important aspects to value, and the marketplace itself emphasizes this point.24
In September 2000, Mr. Emory and his associates published a similar study that dealt with dot-com companies only.25 This study covered the period from May 1997 through March 2000. They used a total of 53 sales transactions, 42 of which were convertible preferred stock transactions and 11 of which were common stock transactions. For the 53 transactions, they arrived at a mean discount of 54 percent and a median discount of 54 percent. For the 42 convertible preferred stock transactions, they arrived at a 54 percent mean discount and a 53 percent median discount. For the 11 common stock transactions, the mean discount was 54 percent while the median was 59 percent.
Willamette Management Associates Studies
Over several years, Willamette Management Associates has conducted a series of studies of the prices of private stock transactions relative to those of subsequent public offerings of stock of the same companies. The studies covered the years 1975 through 2002. The results of this series of studies were most recently published in 2003, reporting results through 2000.26
The Willamette Management Associates studies differed from the Baird studies in several respects. One important difference was that the source documents for the Willamette Management Associates studies were complete SEC registration statements primarily on Form S—1 and Form S—18, whereas the source

4-20.

[24]	Ibid., pp. 13–14.

[25]	John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Dot-Com Companies, May 1997 through March 2000,” Business Valuation Review, September 2000, pp. 111–121.

[26]	Insights, Willamette Management Associates, Autumn 2003.

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documents for the Baird studies were prospectuses. Although the prospectus constitutes a portion of the registration statement, it is required to disclose only transactions with affiliated parties. Form S—1 and S— 18 registration statements require disclosure of all private transactions in the stock within the three years prior to the public offering, in a section of the registration statement separate from the prospectus portion.
The Willamette Management Associates studies attempted to include only transactions that were on an arm’s-length basis. The data analyzed included sales of stock in private placements and repurchases of treasury stock by the companies. Transactions involving the granting of stock options were eliminated unless it was explicitly stated that the options were granted at fair market value. Transactions with corporate insiders or related parties were eliminated unless it was verified (by telephone) that the transactions were bona fide, arm’s-length transactions. Therefore, although there was considerable overlap in the public offerings studied by Baird and those studied by Willamette Management Associates, the actual transactions included in the two sets of studies were quite different.
The Willamette Management Associates study considered all public offerings in the files of the IPO Reporter.27 The IPO Reporter annually publishes information on all completed initial public offerings excluding closed-end funds. Eliminated from each of these studies were financial institutions, natural resource companies, offerings priced at $1 or less per share, and offerings on units or warrants, since such offerings might be thought to have unique characteristics. The private transactions analyzed took place during the 36 months prior to the initial public offering. If a company had more than one transaction that met the study’s criteria, all such transactions were included.
Each private transaction price was compared with the subsequent public offering price. In addition, for each transaction for which meaningful earnings data were available in the registration statement as of both the private transaction and public offering dates, the price/earnings multiple of each private transaction was compared with the subsequent public offering price/earnings multiple. Because some of the companies had no meaningful earnings as of the private transaction date and/or the public offering date, the population of transactions compared on a P/E multiple basis was a subset of the population of transaction compared on a price basis.
Also, because the private transactions occurred over a period of up to three years prior to the public offering, Willamette Management Associates made certain adjustments to reflect differences in market conditions

[27]	Going Public: The IPO Reporter (New York: Investment Dealers’ Digest, Inc., annual).

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for stocks of the respective industries between the time of each private transaction and the time of each subsequent public offering. Prices were adjusted by an industry stock price index. P/E multiples were adjusted for differences in the industry average P/E multiple between the time of the private transaction and that of the public offering.
For the price comparison, the formula used to derive the discount for the private transaction price from the public offering price was as follows:

where:	Po	=	Price per share of public offering
	Pp	=	Price per share of private transaction
	Io	=	Industry price index at public offering
	Ip	=	Industry price index at private transaction
For the price/earnings multiple comparison, the formula used to derive the discount for the private transaction price from the public offering price was as follows:

where:	Peo	=	Price/earnings multiple of public offering
	Pep	=	Price/earnings multiple of private transaction
	IPEo	=	Industry average price/earnings multiple at public offering
	IPEp	=	Industry average price/earnings multiple at private transaction
The results of the Willamette Management Associates studies described above are presented in the following table. As shown, the average price discounts varied from period to period, but in all cases, were higher than the average price discounts shown in the studies for restricted stocks of companies that already had an established public trading market—which is the result one would expect.

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Summary of Discounts for Private Transaction P/E Multiples
Compared to Public Offering P/E Multiples
Adjusted for Changes in Industry P/E Multiples

	Number of	Number of	Standard	Trimmed
Time	Companies	Transactions	Mean	Mean	Median	Standard
Period	Analyzed	Analyzed	Discount	Discount*	Discount	Deviation

1975—78	17	31	34.0	43.4%	52.5%	58.6%
1979	9	17	55.6	56.8%	62.7%	30.2%
1980—82	58	113	48.0	51.9%	56.5%	29.8%
1983	85	214	50.1	55.2%	60.7%	34.7%
1984	20	33	43.2	52.9%	73.1%	63.9%
1985	18	25	41.3	47.3%	42.6%	43.5%
1986	47	74	38.5	44.7%	47.4%	44.2%
1987	25	40	36.9	44.9%	43.8%	49.9%
1988	13	19	41.5	42.5%	51.8%	29.5%
1989	9	19	47.3	46.9%	50.3%	18.6%
1990	17	23	30.5	33.0%	48.5%	42.7%
1991	27	34	24.2	28.9%	31.8%	37.7%
1992	36	75	41.9	47.0%	51.7%	42.6%
1993	51	110	46.9	49.9%	53.3%	33.9%
1994	31	48	31.9	38.4%	42.0%	49.6%
1995	42	66	32.2	47.4%	58.7%	76.4%
1996	17	22	31.5	34.5%	44.3%	45.4%
1997	34	44	28.4	30.5%	35.2%	46.7%
1998	14	21	35.0	39.8%	49.4%	43.3%
1999	22	28	26.4	27.1%	27.7%	45.2%
2000	13	15	18.0	22.9%	31.9%	58.5%

*	Excludes the highest and lowest deciles of indicated discounts.
Source: Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410. Insights, Willamette Management Associates, Autumn 2003.
Valuation Advisors Pre-IPO Study
More recently, Valuation Advisors, LLC, recorded all transactions shown in the prospectuses for the IPO’s up to two years prior to the date of the IPO. These included sales of common stock, sales of convertible preferred stock, and granting of stock options. They labeled each by transaction type. Collectively, these amounted to several hundred transactions per year. The data extends back through the 1990s.

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They recorded asset size, revenue size, amount of operating profits, operating profit margins, SIC Codes, NAICS Code, company name, description of business, IPO date, transaction date, IPO price, transaction price, and percentage below the IPO price of which the transaction occurred.
They summarized the data annually by transaction that occurred within 90 days of the IPO, 91-180 days before the IPO, 181-270 days before the IPO, 271-365 days before the IPO, and over 1 year before the IPO. Each year, the average discount of the transaction price below the IPO price goes up significantly, the farther removed from the IPO. This would indicate that the holding period is an important determinant of the discount for lack of marketability.
Valuation Advisors published their pre-IPO discount for lack of marketability study for each of the years 1999-2001. The results of the 1999 study indicated an average one-year discount of 51.9 percent. In the 2000 pre-IPO study, the average discount for the year was 47.1 percent. The average discount for the 2001 study was 22.4 percent. However, the average discount for 2001 became 40.8 percent when a narrowed discount range, delimited between 10 and 90 percent, was used. This narrowed range was selected in order to reduce the combined effect of so-called “cheap stock” and the volatile market conditions seen during the tech stock and dot-com “bubble” during this period.
Summary of Private Transaction Studies
The evidence from the Baird, Willamette Management Associates and Valuation Advisors studies taken together seems quite compelling. The studies covered hundreds of transactions during a span of more than 20 years. Average differentials between private transaction prices and public market prices varied under different market conditions, ranging from about 40 to 63 percent, after eliminating the “outliers.” This is very strong support for the hypothesis that the fair market values of minority interests in privately held companies are greatly discounted from their publicly traded counterparts.
Discount for Lack of Marketability for Belk, Inc.
Exhibit 14 depicts the indicated discount for lack of marketability. As shown in the Exhibit, the indicated valuation adjustment for the lack of marketability was 15 percent. This is based on empirical data from the restricted stock studies, the pre-IPO studies, the Johnson study and the empirical regression of the Silber Model. The preceding paragraphs outlined the various methodologies and conclusions of each study, and the Johnson study and the Silber Model is discussed in further detail in the subsequent paragraphs.

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Johnson Study
Background and Findings
Bruce A. Johnson published a study of some 72 restricted stock transactions that occurred between 1991 and 1995 in his article “Quantitative Support for Discounts for Lack of Marketability” in the December 1999 edition of Business Valuation Review (pages 152-155). The average discount of the study was 20.2 percent.
Application of Study Finding to the Subject Interest
Johnson classified the data into range quartiles and published the average of each quartile. We classified the subject interest into the appropriate quartile and compared the resulting array of indicated discounts to arrive at the selected discount suggested by the data. There were four factors compiled for the observations:
1.	Total sales

2.	Total net income

3.	Transaction size

4.	Net income margin
We analyzed the aforementioned factors of the subject interest in relation to the Johnson study quartiles with indicated discounts. Our analysis resulted in the range of discounts from 10.3 percent to 29.7 percent, as summarized in Exhibit 15(C).
Silber Study
Background and Findings
In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988. He concluded that the average discount was 33.75 percent, very consistent with earlier studies.
In 1977, the Internal Revenue Service published Revenue Ruling 77-287 to provide information and guidance to any person or party concerned with the valuation of securities that cannot be immediately resold because they are restricted. The importance of the Ruling was the Service’s recognition that a discount should be associated with shares that are restricted in some manner from immediate access to an active public market. The Ruling cited four factors to consider in determining the discount from a publicly traded price that should be applied in valuing restricted securities, including:

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•	The earnings and sales patterns of the company and the risk associated with those earnings.

•	The dollar amount of sales of the company’s securities.

•	The trading market in which freely traded shares of the same class are traded.

•	The existence of resale agreement provisions or other provisions affecting the holders’ rights.
We concentrated our analysis on restricted stock studies, and in particular a quantitative model developed by William L. Silber. We believe that this type of placement analysis is applicable whether the illiquidity arises from restrictions, blockage, or both factors.
In Silber’s article in the July-August Financial Analysts Journal the results of what he described as a “cross-sectional model” was used to determine an estimate of the discount attributable to a stock that could not be readily sold on the open market for an extended period of time, such as a large block of stock. The model is shown in Exhibit 15(D). Similar to other restricted stock studies, Silber compared the price of restricted stock, as evidenced by private placement sales to sophisticated investors, with the price of the otherwise identical common stock, as evidenced by trades in an open, liquid market.
The average price discount determined by Silber’s analyses of restricted stock prices compared to freely tradable market prices was 33.75 percent. However, while performing his analyses, Silber was able to recognize variations in discounts dependant upon certain company-specific and issue characteristics. Smaller than average discounts were observed for stocks whose issuing companies enjoyed a larger revenue base and positive earnings. The logic behind smaller discounts for such stocks stems from investors being less likely to attempt to liquidate their restricted stock investments during periods of illiquidity if they are able to benefit from the issuing company’s profitability.
Silber created an equation to assist in explaining discounts to restricted stock, the basic premise of which was an interaction of supply and demand for an issuance. The functions included in the equation are based, in part, on the Revenue Ruling 77-287 characteristics outlined above, and were thought by Silber to be indicative of the magnitude of a discount relative to the stock’s freely tradable market price. In general terms, the functions measured the credit-worthiness of the company, the marketability of the subject shares, special or favorable relationships (if any) between investors in the restricted stock and the company itself, and the cash flow of the company. Silber showed through his observations of restricted stock transactions that:

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•	Discounts on stock should become smaller as the credit-worthiness of the company improves;

•	Discounts on stock should become smaller as the marketability of the stock improves;

•	Discounts on stock should become smaller as the cash flow of the company grows larger; and

•	Discounts on stock should become smaller in the presence of special concessions made to investors in the stock.
The formulary proxies for each of these functions, as suggested by Silber, included revenue volume and the nature of earnings (positive or negative) as a means to determine the credit-worthiness of a company. As an approximation, companies with higher revenues and earnings, relative to market averages, imply better credit-worthiness. Furthermore, companies with higher revenues and earnings typically generate higher levels of cash flow. Therefore, the normalized level of revenues and whether earnings were in the red or the black provided the proxies for credit-worthiness and cash flow.
The proxy for marketability was derived from evidence, which suggests that blocks of stock sold in secondary distributions cannot be sold at the same price as existing shares due to a lack of elasticity in the demand for shares. In addition, the price of the block declines more as the size of the block grows in relationship to the total number of shares outstanding, as described above. It is expected that the size of the block of stock, depending on how large it is relative to the total number of shares outstanding, will have a negative impact on the value of the stock. The marketability proxy therefore was determined to equal the number of shares of stock, or in this case the subject block, divided by the total number of shares outstanding.
The final proxy used in Silber’s model to measure the impact of special relationships on the price of restricted stock is a dummy variable, which equals one if a supplier relationship exists between the investor and the company issuing the stock, and zero if no such relationship exists.
Application of Study Finding to the Subject Interest
We input the relevant Company-specific data for Silber’s regression model in Exhibit 15(D). These factors include: size of the block and the level of revenues and the profitability of the Company. The resulting indicated discount was approximately 23 percent.

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Appendix E
Statement of Contingent and Limiting Conditions

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Statement of Contingent and Limiting Conditions
This appraisal is made subject to the following general contingent and limiting conditions:
1.	We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

2.	The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

4.	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5.	We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

6.	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

7.	We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

8.	Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

9.	Possession of this report does not carry with it the right of publication. It may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety.

10.	We, by reason of this report, are not required to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

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11.	Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12.	The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date(s) specified herein and only for the purpose(s) specified herein.

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Appendix F
Appraisal Certification

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Appraisal Certification
We hereby certify the following statements regarding this appraisal:
1.	We have personally inspected the subject business interests encompassed by this appraisal.

2.	We have no present or prospective future interest in the business interests that are the subject of this appraisal report.

3.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4.	Our compensation for making the appraisal is in no way contingent upon the value reported or upon any predetermined value.

5.	To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

6.	Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation.

7.	No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

8.	The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

9.	The reported analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the requirements of the Principles of Appraisal Practice and

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Code of Ethics of the American Society of Appraisers, and of the other professional organizations of which we are members.

10.	Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers, and the other professional organizations of which we are members related to review by their duly authorized representatives.

11.	The signature of the appraiser responsible for conducting this engagement, Curtis R. Kimball, CFA, ASA, Managing Director of Willamette Management Associates, is incorporated herein by reference to its location below.

Curtis R. Kimball, CFA, ASA

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Appendix G
Qualifications of the Analysts

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Curtis R. Kimball, CFA, ASA
Curtis Kimball is a managing director of Willamette Management Associates. Mr. Kimball is also director of Willamette’s Atlanta office.
Mr. Kimball supervises engagements for our clients in the valuation of business entities and business interests, in the analysis of publicly traded and private securities, and in the appraisal of intangible assets, options, claims, fractional interests and intellectual property.
He has performed the following types of valuation assignments: estate and gift planning appraisals, estate tax (both date of death and alternate value date) appraisals, gift tax appraisals, generation-skipping tax appraisals, fiduciary compensation and damages claims appraisals, buy-sell agreement appraisals, income tax (charitable deduction, transfer pricing, intangible asset basis and loss deduction) appraisals, merger and acquisition valuations, fairness opinions, solvency analysis, ESOP feasibility and initial transaction appraisals, ESOP annual update and fairness valuations, insurance appraisals, divorce and equitable division appraisals, various litigation support appraisals, fair value in dissenters’ rights proceedings, damages and lost profits analyses, bankruptcy and restructuring analysis and valuation, stock option valuations, and appraisals supporting collateral values for financing purposes.
Mr. Kimball has presented expert witness testimony in federal (U.S. Tax Court, U.S. District Court and U.S. Bankruptcy Court) and various state courts and in alternate dispute resolution venues, including binding arbitration and mediation. Mr. Kimball is also the firm’s national director for wealth management matters (including estate, gift, charitable, fiduciary, marital planning, family and partner disputes, and tax issues) and has extensive experience with appearances in IRS appellate conferences.
Mr. Kimball has decades of experience in the appraisal of various types of business entities and interests. These include: private family-owned businesses, private multiple-investor businesses, employee-owned businesses, minority interests, fifty-percent interests, restricted public stock, large blocks of publicly traded securities, preferred stock interests, multiple classes of preferred and common stock in complex capital structures, secured notes, subordinated debt interests, options and other derivative interests, warrants and rights offerings, general and limited partnership interests, limited liability company membership interests, professional practices, joint ventures, license agreements, franchises, and foreign-domiciled corporations.

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In addition, his experience includes the valuation of various types of intangible assets, claims, damages and intellectual properties. These include: patents, permits, copyrights, master recordings, television series library, core deposits, customer contracts, franchises (including professional sports franchises), product licensing, management employment contracts, fiduciary damages and claims, noncompete clauses, customer lists, cutting and hunting rights, undivided fractional interests in real estate, assembled workforces, trademarks/trade names/trade dress, breach of contract damages, going-concern values, goodwill, and transfer price agreements.
Previous Experience
Before joining Willamette Management Associates, Mr. Kimball was a vice president and manager of the Business Owners Services Group of the Citizens & Southern Trust Company, the trust subsidiary of the Citizens & Southern Corporation of Atlanta, Georgia (now part of Bank of America). Mr. Kimball provided the C&S Corporation’s trust and banking customer base throughout the Southeast with valuation and appraisal services. In addition, his area acted as the trust department’s analyst and administrator in matters relating to the management, purchase, and sale of private business interests, intangible assets and illiquid securities held in estates and trusts. Mr. Kimball has managed closely held businesses after the founder’s death and has served as a member of the board of directors of a number of family-owned businesses in his capacity as representative of the trustees or executors.
Mr. Kimball also acted as part of C&S Trust’s ESOP fiduciary services group, with input regarding the retention of independent appraisal firms to advise the bank as trustee on ESOP valuations and review of outside appraisers’ work. Mr. Kimball’s position at C&S included work as part of the team that acted as ESOP trustee for the leveraged buyout of AVIS Rent-a-Car, one of the then-largest employee-owned firms in the nation.
Prior to joining C&S, Mr. Kimball was an assistant vice president with the Trust Department of Wachovia Bank & Trust Company, N.A., a major regional bank located in North Carolina. As the assistant manager of the closely held business unit at Wachovia, Mr. Kimball managed the trust department’s holdings of private business interests and estate portfolios and conducted valuations of closely held businesses and business interests for bank clients in the region. He joined Wachovia as an internal auditor and also worked as a loan administration officer with the bank’s corporate lending group.

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Education
Master of Business Administration, Emory University
Bachelor of Arts, Economics, Duke University
Professional Affiliations
Mr. Kimball is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers. He has served as president, secretary, and treasurer of the Atlanta Chapter of the ASA. He is the past chair of the Atlanta Chapter’s Business Valuation Committee. He has served as Treasurer of the Portland Chapter of the ASA. He served as a member of the International Board of Examiners and International Ethics Committee of the ASA. He is currently a member of the ASA’s Business Valuation Committee and Valuation Standards Sub-Committee.
Mr. Kimball is also a Chartered Financial Analyst © (CFA) of the CFA Institute (CFAI). He was a member of the Board of Examiners and was a senior grader for the examinations leading to the CFA designation. He served for six years as a member of the Disciplinary Review Committee of AIMR and is currently a member of the Disciplinary Hearing Panel judges’ pool. He was a member of the Portland Society of Financial Analysts, for which he served as secretary and a member of the board of directors. He also served as a member of the board of trustees of the Atlanta Society of Financial Analysts (ASFA) and is currently the ASFA Membership Chair.
He is also a member of The ESOP Association, the American Bankruptcy Institute, the Family Firm Institute, the Institute of Management Accountants, the Institute of Business Appraisers, and the National Association of Business Economists, for which he was a past president of the Portland chapter and Treasurer of the Atlanta chapter.

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David P. Burdette
David Burdette is an associate with Willamette Management Associates in Atlanta.
At Willamette Management Associates, David performs employee stock ownership plan (ESOP) analysis, including ESOP formation and adequate consideration analyses, transaction financing and restructuring, fairness and solvency opinions, post transaction cash flow analysis, and annual update valuations.
In addition to ESOP analysis, David prepares estate and gift tax valuations, shareholder disputes, merger and acquisitions valuations, SFAS 141 and 142 analyses, and other valuations of closely-held companies.
Previous Experience
Before joining Willamette Management Associates, David worked for Wachovia Bank and Wachovia Securities in the Private Advisory Group in Charlotte, North Carolina. In this capacity, David was responsible for the underwriting of complex loans for the private clients of Wachovia.
Education
Bachelors of Arts, economics and business, with a concentration in financial management, Virginia Military Institute
Membership Associations
David Burdette is a candidate member of the CFA Institute (formerly the AIMR).
Publications
“Fifth Circuit Reverses the McCord v. Commissioner Tax Court Decision.” Willamette Management Associates Insights, Autumn 2007.
“Current ESOP and ESOP Trustee Corporate Governance Issues.” Willamette Management Associates Insights, Summer 2007.